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04045355

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME Carl Zeiss Meditec AG

*CURRENT ADDRESS Goeschwitzer Strasse 51-52
07745 Jena Germany

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34817 FISCAL YEAR 9/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/7/04

Consolidated financial statements of Carl Zeiss Meditec AG (US GAAP)

2002/2003

EXHIBIT C
- Ref. # 52 -

ARIS
9-30-03

Consolidated management report

Executive summary

Carl Zeiss Meditec AG, Jena, is the parent company of the Carl Zeiss Meditec Group (the "Group"). Together with its operative companies, as of 30 September 2003 the Carl Zeiss Meditec Group exhibited the following structure:

Carl Zeiss Meditec AG
Jena, Germany

100%
Carl Zeiss Meditec, Inc.
Dublin, USA

51%
Carl Zeiss Meditec Co., Ltd.
Tokyo, Japan

The Group's financial year 2002/2003 was essentially marked by the **rapid** and **successful conclusion of the integration process** following the previous year's merger and the successful **implementation of the growth strategy**. The following major milestones were reached:

- **Founding of the Japanese subsidiary:** On 9 October 2002 Carl Zeiss Meditec AG announced the start of business of its subsidiary Carl Zeiss Meditec Co., Ltd, Tokyo, Japan. This step enabled the Group to further strengthen its position in the important Japanese market.

- **Streamlining and optimising of Group structure:** In the course of sales integration into existing structures, the business activities of the minor subsidiaries of former Asclepion-Meditec AG in the UK, Italy and USA were integrated or disposed of.

- **Focusing on core ophthalmic business:** With effect from 1 May 2003 the peripheral activities in the Dermatological and Dental Laser sectors were sold to the Italian companies EL.EN S.P.A., Florence, Italy, and Quanta System S.P.A., Milan, Italy.

- **Successful capital increase:** On 18 September 2003 the Group increased its share capital of € 25.8 million by 10% to € 28.4 million. After subtracting issue costs and allowing for deferred taxes, net proceeds came to € 24.6 million.

The **course of business** in the reporting period **endorsed** the Group's **successful growth strategy**. Compared to the previous year there was a 16.7% **increase in sales** to € 235.7 million. Earnings before interest and taxes **(EBIT) increased** by a **factor of 1.5** from € 10.0 million to € 24.7 million. This represents an EBIT margin of 10.5% (previous year: 5.0%). **Consolidated net income from continuing operations** likewise **rose by a factor** of almost **1.5** to € 10.8 million (previous year: € 4.7 million). Earnings per share from continuing activities thus amounted to € 0.41 (previous year: € 0.22). Allowing for losses on discontinued operations, **consolidated net earnings almost doubled** from € 3.4 million in the previous year to € 6.6 million in the reporting period.[1]

There was a **continued improvement** in **operative cashflow** due to a substantial reduction in accounts receivable compared to the previous year. The former increased by 23.5% from € 22.7 million in the previous year to € 28.1 million. This favourable trend enabled the complete elimination of financial liabilities towards the group treasury of the Carl Zeiss Group.

1 In the previous year's income statement the sales and operating income contributed by Asclepion-Meditec AG, as taken over on 4 July 2002, were taken into account in the last quarter only.

Business report

1. Underlying conditions for economic development[2]

In the financial year 2002/2003 the global economy was adversely influenced by a number of factors. Of these, the Iraq conflict exerted a major impact. It had the effect of curbing corporate investment and the consumer behaviour of private households. This was clearly felt in the world's largest market for medical technology, the USA. Further major factors were sluggish economic trends in Japan and the SARS lung epidemic that temporarily inhibited growth in the threshold countries in Eastern Asia. In the euro region there has been economic stagnation since autumn 2002. The lack of economic stimulus and effective upvaluation of the euro, particularly in relation to the US dollar and the Japanese yen, created an additional dampener. The continuing debate on reforms, including that of the health system, disseminated a feeling of uncertainty in the German population.

2. Structure of the consolidated financial statements

The following aspects must be borne in mind with regard to the structure of the consolidated financial statements:

- **Reporting of discontinued operations**: With effect from 1 May 2003 the Company disposed of the Dermatological and Dental Laser divisions that were not part of its core business to the Italian companies EL.EN S.P.A., Florence, and Quanta Systems S.P.A., Milan. In accordance with the US accounting rule SFAS No. 144, contributions to sales and expenses made in this sector are summarised in the consolidated income statement and shown separately. This applies to both the reporting period and the previous year.

- **Expansion of the reporting entity**: Starting with the financial year 2002/2003 , Japanese subsidiary Carl Zeiss Meditec Co., Ltd. has been included in the reporting entity. This results in a structural influence on the profit situation.

- **Takeover of former Asclepion in the previous year**: In the previous year Carl Zeiss Ophthalmic Systems AG had taken over the former Asclepion-Meditec AG in a reverse acquisition. The previous year's income statement therefore takes into account only the sales and operating income contributed by Asclepion-Meditec AG in the last quarter.

2 Source: Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2003 "The Situation of the Global and German Economies in Autumn 2003", 21 October 2003, Berlin

3. Development of sales

Despite the extreme decline in the exchange rates of US-$ to the Japanese ¥ and €, **consolidated sales** in the reporting period increased by 16.7% to € 235.7 million (previous year: € 202.0 million). The healthy development of business of the two subsidiaries in USA and Japan were instrumental in this trend. At the beginning of the financial year the latter was included in the reporting entity of the Carl Zeiss Meditec Group. Furthermore, it should be noted that sales revenues of the sold-off Aesthetic and Dental sectors were taken into account neither in the reporting period, nor in the previous year (cf. 2. Structure of the consolidated statements).

Increased sales were reported by all **business sectors**. The Group generated 75.9% of its sales with *diagnostic systems (previous year: 77.0%). Laser systems accounted for 14.6% of total group sales* (previous year: 13.3%). The remaining 9.5% were attributable to services (previous year: 9.7%).

Substantial sales were generated by the STRATUSoct™ diagnostic system. The unique technology – optical coherence tomography – upon which this system is based enables the rendering of real-time, cross-section views of the neurofibral layers of the eye. In this way retinal disorders and glaucoma can be diagnosed earlier than hitherto. Sales revenues for the Humphrey® Field Analyzer HFA II-*i* diagnostic system exhibited a positive trend. The latter is used to measure the visual field for the detection of glaucomas. Regional sales strongholds of the two systems were USA and Japan. A further major contribution to the growth in sales in USA and Europe was made by the IOLMaster®. The IOLMaster® is employed for non-contact, precise measurement of the eye prior to a cataract operation and to date it is the only system of its kind on the market. Other innovative products such as the VISUCAM™ lite and the fundus cameras have also contributed to the increase in sales.

The most important product in the laser sector is the MEL 80™, used for the safe and precise correction of vision defects, so-called refractive surgery. In the financial year 2002/2003 a growing share of group sales was attributable to this device. As the pre-eminent product in this sector, the MEL 80™, was launched in the second quarter of the current financial year. This resulted in a time lag in sales. However, the high level of market acceptance for the system and marketing efforts have partly compensated for the resulting delay.

The following chart gives a breakdown of group sales by business unit:



Financial year 2001/2002
Financial year 2002/2003
19,553
26,916
155,547
22,361
34,527
178,826
Service +14.4%
Laser (Vision) +28.3%
Diagnostics (Vision) +15.0%
Group sales: 202,016
Group sales: 235,714

Group sales by business unit

(in € '000)

Had **exchange rates remained constant** compared to the previous year, there would have been a sharper rise in **Group sales**. Compared to the previous year, sales revenue would have increased by 29.4%, putting Group sales at € 261.4 million (€ 25.7 million more than reported). At closer inspection it becomes obvious that the Group was able to substantially improve its market position compared to the previous year, in particular in the diagnostic systems and service sectors.



Financial year 2001/2002
Financial year 2002/2003
19,553
26,916
155,547
25,020
35,421
200,956
Service +28.0%
Laser (Vision) +31.6%
Diagnostics (Vision) +29.2%
Group sales: 202,016
Group sales: 261,397

Group sales by business unit on constant currency base

(in € '000)

A breakdown of Group sales by region presents the following picture:

Group sales by region

(in € '000)


Financial year 2001/2002
Financial year 2002/2003
31,702
119,114
34,582
16,618
55,780
123,490
40,051
16,393
Group sales: 202,016
Group sales: 235,714
Asia/Pacific* +76.0%
Americas +3.7%
Europe (w/o Germany) +15.8%
Germany -1.4%
(* including Africa)

A comparison with the previous year's figures on the basis of a constant exchange rate shows that despite adverse underlying conditions the Group was able to consolidate its **regional market position**, particularly in the world's two largest medical technology markets. In the Americas region – mainly comprising the USA – sales would have totalled € 144.2 million compared to € 123.5 million in the previous year, representing an increase of 21.0%. In the Asia/Pacific region a growth by 91.6% would have been recorded. Thus, sales would have amounted to € 60.7 million.

Group sales by region on constant currency base

(in € '000)


Financial year 2001/2002
Financial year 2002/2003
31,702
119,114
34,582
16,618
60,746
144,165
40,060
16,426
Group sales: 202,016
Group sales: 261,397
Asia/Pacific* +91.6%
Americas +21.0%
Europe (w/o Germany) +15.8%
Germany -1.2%
(* including Africa)

4. Orders on hand

As of 30 September 2003 the **Group's orders on hand** amounted to € 13.2 million (previous year: € 31.2 million). In the view of the Carl Zeiss Meditec Group, the explanation for this decline compared to the previous year is that uncertain economic conditions have prompted customers to place significantly shorter-term orders than hitherto.

5. Production planning and production

The Group has **two production sites**. These are located at Jena, Germany and Dublin, USA. The financial year 2002/2003 saw the consolidation of the existing production capacities of various facilities in Jena. In the process, production of the MEL 80™ refractive laser system was optimally integrated into the existing procurement infrastructure, ensuring the availability of existing production capacities.

The Company's core competencies embrace the development of new technologies, products and applications (cf. Research and Development Report) and the manufacture of key components. The main focus of product manufacturing by the Carl Zeiss Meditec Group is on the **assembly of system components**. More than two-thirds of the parts or components required in Jena are purchased from external suppliers. The remaining third is divided almost equally between other members of the Carl Zeiss Group and the Company's own component manufacturing facilities. Most of the parts or components used in Dublin are purchased from external suppliers.

Production planning in Jena is based on the rolling forecast method used by the sales partners. This method requires the latter to prepare a rolling sales forecast as a basis for ordering individual items and manufacturing components. For the purposes of restricting stock-keeping to a minimum, final assembly is usually performed to customer orders. Products at Dublin are made to meet the orders of marketing partners according to the demand-flow principle.

6. Development of manufacturing capacities

The Carl Zeiss Meditec Group compensates for fluctuations in demand by **flexible deployment of production personnel**. One prerequisite for this is an appropriate training system, by which the employees are qualified for work on the different production lines.

7. Procurement

As described under "Production planning and production", products are assembled almost exclusively to meet customer orders. The purpose of this is to keep stocks as low as possible. Accordingly, the respective components are not called up from suppliers until one to two months prior to the production date. Carl Zeiss Meditec attaches great importance to **long-term partnerships with its suppliers and regular qualification audits**.

8. Quality management

Official registrations and approvals are meanwhile demanded by the majority of markets as a prerequisite for marketing medical products. The **quality management system applies uniformly throughout the Group** and has been **certified** to DIN EN ISO 9001:2000 and DIN EN ISO 13485. The quality assurance system installed and applied by the Company according to Schedules II and V in conformance with the requirements of Directive 93/42/EEC is subject to EU monitoring. The employed quality management system was certified by DQS GmbH both in Jena, Germany, and Dublin, USA. Pursuant to the Medical Product Act, the Carl Zeiss Meditec Group is thus authorised to market its products with the CE symbol within the European Union. In addition, the Group's quality management system conforms to the US standard for "Good Manufacturing Practice" (GMP), 21 C.F.R. Part 820, QSR.

9. Registrations and approvals

The Group's products are always designed with the goal of global marketing. For this reason, the design principle, materials and components employed, as well as the necessary interfaces of new devices and systems are all chosen at the outset so that they can be used anywhere in the world.

With the exception of the refractive laser MEL 80™, for which the approval procedure takes longer, particularly in the USA und Japan, the Group's **complete range of products** has been **approved in all major countries of the world**.

10. Personnel

As of 30 September 2003 a **workforce** of **752** was employed in the **Carl Zeiss Meditec Group**, plus 24 trainees at the Jena facility (Germany). The corresponding figures for the previous year were 869 employees, plus 26 trainees. Partially retired employees in Germany were not included in this figure.

To a large extent the decline in the workforce was attributable to the disposal of the Aesthetic and Dental business units as of 1 May 2003 and the related transfer of personnel into the new company. A further influencing factor was the optimisation of the worldwide Group structure and the related marketing integration or sale of business operations at the facilities in Italy and UK (cf. also 12. Events of particular significance).

The following graphic provides an overview of the personnel structure at the Carl Zeiss Meditec Group as of 30 September 2003:


2.0%
9.0%
32.0%
19.0%
17.0%
4.0%
17.0%
Production
Research and development
Service
Sales and marketing
Management board, commercial sector
Product management
Quality management

Personnel structure at Carl Zeiss Meditec Group as of 30 September 2003

11. Environmental protection

Within the framework of its business activity the Group **complies with all the relevant environmental protection provisions.**

There is **no** direct or indirect **risk to the environment** from the Group's products or production methods.

12. Events of particular significance

On 9 October 2002 the Company announced the **start of direct sales in Japan** through a subidiary in which it owns 51% of the share capital. The remaining 49% are held by Carl Zeiss Co. Ltd., Tokyo, Japan. This enabled Carl Zeiss Meditec to consolidate its position in the important Japanese market.

In the financial year 2002/2003 the **Group's structure was further optimised**. In the course of sales integration, the activities of the former Asclepion subsidiaries were absorbed into the existing sales structure.

- **USA**: The assets of the former subsidiary Asclepion-Meditec, Inc., Coto de Caza, USA were transferred to Carl Zeiss Meditec, Inc. Dublin, USA as of 31 December 2002. The company discontinued operations on 1 January 2003.

- **Italy**: With effect from 1 February 2003 the ophthalmic distribution activities (Vision) of Asclepion-Meditec S.R.L., Milan, Italy was transferred to Carl Zeiss S.p.A. Arese, Italy within the scope of an asset deal. In addition to diagnostic systems, the latter is now also marketing refractive lasers in the Italian market.

- **United Kingdom**: The integration of the Vision sales activities of the affiliated company Carl Zeiss Meditec Ltd. (formerly Asclepion-Meditec Ltd.) of Edinburgh, Scotland into Carl Zeiss Ltd. of Welwyn Garden City, UK was likewise completed. Sales activities were transferred with effect from 1 February 2003. In addition to diagnostic systems, Carl Zeiss Ltd. now also markets refractive lasers in the UK. In addition to the Carl Zeiss Meditec holdings in Denfotex Ltd., Wynham, UK, the Inverkeithing, UK facility of Carl Zeiss Meditec Ltd. was sold back to Denfotex Ltd., Wynham, UK almost without affecting results.

Furthermore, the Group is now **focusing** completely on its **core ophthalmic business**. With effect from 1 May 2003 the peripheral activities in the dermatological and dental laser sector were sold to the Italian companies EL.EN S.P.A., Florence, Italy, and Quanta System S.P.A., Milan, Italy. Earnings before income tax totalling € -5.9 million were generated in these two sectors. These allow for a loss of € 4.5 million on the sale (cf. also 16. Earnings position).

On 18 September 2003 the Group **increased** its **share capital** of € 25.8 million by 10% to € 28.4 million by issuing 2.6 million new shares, each representing a pro rata amount of € 1.00 of the share capital. The subscription price of these shares was € 9.70. After subtracting issuing costs and deferred taxes, the corresponding net cash inflow was € 24.6 million.

13. Net worth

a) Statement of net worth

Compared to the previous year, there has been an improvement in major **balance sheet items**. A substantial cash inflow from operating activities and the capital increase of September 2003 resulted in a sharp **rise in liquid assets**. The Company's equity base was thus further solidified. There has been a reduction in **current assets** and **goodwill** on the assets side and **accounts payable** on the liabilities side. The following diagram shows the structural improvements in the Group balance sheet.


30.09.2002
30.09.2003
7,183
113,867
56,485
16,098
45,015
103,818
45,896
11,116
Assets
Cash and cash equivalents
Current assets
(w/o cash and cash equivalents)
Long-term assets (w/o goodwill)
Goodwill
60,764
37,540
95,329
-
50,316
30,982
121,400
3,147
Balance sheet total: 193,633
Balance sheet total: 205,845
Liabilities and shareholders' equity
Current liabilities
Long-term liabilities
Shareholders' equity
Balancing item for holdings of other companies

Consolidated balance sheet structure at Carl Zeiss Meditec AG as of 30 September 2002 and 2003

(in € '000)

The **consolidated balance sheet total** of Carl Zeiss Meditec as of 30 September 2003 stood at € 205.8 million. Compared to the previous year (€ 193.6 million) this constituted an increase of 6.3%. For the main part, this was attributable to the **sharp increase** of € 37.8 million **in cash on hand** to € 45.0 million from € 7.2 million in the previous year. This more than compensated for the various contracting effects on the assets side of the balance sheet. These include:

- Sharp **reduction in trade accounts receivable**. This is mainly due to optimised collection management. In addition, a conservative estimate was made of accounts receivable. Long-term accounts receivable also diminished.

- The **reduction in inventories**. This is due on the one hand to management efforts to reduce inventories in the long-term as well as the effects of exchange rates. The inclusion of the Japanese subsidiary in the reporting entity and the accumulation of inventories for discontinued activities had the opposite effect.

- **Retirements from tangible fixed assets and inventories** resulting from the **disposal of peripheral operations** Aesthetic and Dental. The corresponding net effect is € 4.7 million.

- The **reduction** of **goodwill** as disclosed in the balance sheet. A major role was played in this respect by the reduction in deferred tax liabilities resulting from the reverse acquisition of the former Asclepion-Meditec AG by Carl Zeiss Ophthalmic Systems AG in the previous year which have been offset against goodwill. This brought about a € 3.7 million reduction in goodwill without affecting earnings.

Accounts receivable due from related parties as of 30 September 2003 totalled € 20.5 million (previous year: € 16.8 million). These relate exclusively to accounts receivable from members of the Carl Zeiss Group. Compared to the previous year it must be noted that starting with the financial year 2002/2003 receivables and liabilities – insofar as they pertain to the same company and have the same due date – are offset against each other. The total is shown either under the balance sheet item "Accounts receivable" or "Liabilities", depending on which of the two values is greater. When considering this balance sheet item it is also important to consider that in the past financial year **all liabilities** to the group treasury of the Carl Zeiss Group were **repaid in full**. As of 30 September 2003 the credit balance with the Carl Zeiss Group treasury disclosed under this item stood at € 12.1 million. (See also 14. Financial position)

The capital increase of 18 September 2003 generated net issuing proceeds of € 24.6 million for the Group. In the course of this transaction **capital reserves** increased by € 22.0 million, i.e. the amount in excess of the newly subscribed capital of € 2.6 million.

There has been a **substantial reduction in liabilities** due to affiliated companies, i.e. members of the Carl Zeiss Group, compared to the previous year. As of 30 September 2003 the latter totalled € 5.9 million (previous year: € 13.6 million). Besides the repayment of liabilities to the Carl Zeiss Group treasury, other existing liabilities were also reduced. Furthermore, the above-mentioned effect of offsetting receivables and liabilities pertaining to the same company comes to bear here. In addition, substantial current liabilities were paid off. Thus there was a 17.2% reduction in overall current liabilities from € 60.8 million in the previous year to € 50.3 million.

b) Key ratios of net worth

In the financial year 2002/2003 the Carl Zeiss Meditec Group was able to further consolidate its already sound net worth structure.

Key ratios of net worth

Key ratios	Definition	30 September 2002	30 September 2003	Change over previous year
Equity ratio	Equity capital / Balance sheet total	49.2%	59.0%	+9.8 percentage points
Net debt	Liabilities less cash and cash equivalents less accounts receivable from Carl Zeiss Group treasury	€ 82,957,000	€ 24,194,000	-70.8%
Inventory turnover	Cost of goods sold / Average on inventories	3.3	3.4	+3.0%
Days of Sales Outstanding (DSO)	Trade accounts receivable / Consolidated sales x 360 days	87.0 days	59.1 days	-32.1%
Equity/assets ratio	Equity capital / Fixed assets	212.5%	358.1%	+145.6 percentage points

14. Financial position

a) Statement of financial position

Consolidated cash flow statement (summary)

(in € '000)



28,056
22,718
2,078
875
8,333
(18,085)
37,832
5,039
45,015
7,183
Financial year 2001/2002
Financial year 2002/2003
Liquid assets at the end of the reporting period
Net increase in cash
Cash flow from financing activities
Cash flow from investing activities
Cash flow from operating activities

The Group's **financial power** was **substantially augmented** in the reporting period. As of 30 September 2003 cash and cash equivalents amounted to € 45.0 million (previous year: € 7.2 million). The net increase in cash in the financial year 2002/2003 amounted to € 37.8 million (previous year: € 5.0 million). The positive development of operative cash flow and revenue from the capital increase were instrumental in this.

Cash flow from operating activities in the reporting period stood at € 28.1 million (previous year: € 22.7 million). Special mention should be given to the first successes of the system implemented to monitor and control the working capital. Optimised collection management enabled accounts receivable to be reduced compared to the previous year. Due to this and the influence of exchange rates, receivables fell by about a quarter compared to the previous year to € 30.3 million. In addition, conservative standards were observed in accounting for accounts receivable. The increase in inventories from continuing operations ran contrary to this trend. The main reason for this was the inclusion of the Japanese subsidiary in the Group's reporting entity.

In the reporting period **cash flow from investing activities** amounted to € 2.1 million (previous year: € 0.9 million). This development is mainly attributable to the inflow of funds from the repayment of loans and investments, the disposal by sale of the Aesthetic and Dental sectors and sales integration.

In the reporting period the **cash flow from financing activities** amounted to € 8.3 million (previous year: € -18.1 million). The main influencing factor in this case was cash inflow from the capital increase of September 2003.

Due to increased liquidity in the operative sector, in the reporting period the Group was able **to pay off all liabilities** to the **Carl Zeiss Group treasury**. As of 30 September 2003 the balance was € 12.1 million (previous year: net liabilities of € 1.6 million). This balance accrues interest at the customary market rate and is at the Group's disposal at any time.

b) Key ratios of financial position

Key ratios of financial postition

Key ratios (in € '000)	**Definition**	**30 September 2002**	**30 September 2003**	**Change over previous year**
Liquid funds	Cash at bank and in hand	7,183	45,015	+526.7%
Cash and cash equivalents	Cash at bank and in hand + accounts receivable (prev. year: liabilities) against Carl Zeiss Group treasury	5,562	57,067	+926.0%
Net working capital	Current assets less cash and cash equivalents less accounts receivable from Carl Zeiss Group treasury less current liabilities	44,939	41,413	-7.8%
Working capital ratio	Current assets / Current liabilities	199.2%	295.8%	+96,6 percentage points

The substantial increase in working capital ratio compared to the previous year is mainly attributable to the increase in cash on hand and the balance of € 12.1 million in the Carl Zeiss Group treasury (previous year: liabilities of € 1.6 million). Adjusted for these items net working capital decreased by 7.8% to € 41.4 million compared to the previous year.

15. Investing activities

In the past financial year **no noteworthy investments were effected** by the Company. The sum total of investments in tangible fixed assets was € 2.8 million (previous year: € 1.8 million). The increase in investment activities is mainly attributable to the inclusion of the Japanese subsidiary in the Group's reporting entity.

16. Earnings position

a) Statement of earnings

Consolidated income statement (summary)

(in € '000)	Financial year 2001/2002	Financial year 2002/2003	Change over previous year
Revenues	202,016	235,714	+16.7%
Earnings before interest and taxes (EBIT)	10,016	24,723	+146.8%
Consolidated net income from continuing operations	4,654	10,754	+131.1%
Earnings per share from continuing operations (in €)	0.22	0.41	+86.4%
Consolidated net income from discontinued operations	(1,273)	(4,196)	n/a
Consolidated net income	3,381	6,558	+94.0%

There was a significant improvement in the **Group's gross margin** compared to the previous year. In the financial year 2002/2003 the latter stood at 43.5% compared to 34.8% in the previous year – an increase of 8.7 percentage points. This trend is attributable to the following:

- **Decrease in production costs**: Improvements in this sector were achieved in particular through process optimisation.
- **Change in product mix sold**: Improvements here are mainly due to the increase in sales of innovative and efficient diagnostic and therapeutic systems.
- **Price trends on the Japanese market**: Since the beginning of the financial year 2002/2003 the Carl Zeiss Meditec Group has had a presence in Japan in the form of a subsidiary that was included in the consolidated entity for the first time in the reporting period.

There was also a considerably improvement in earnings before interest and taxes (EBIT). In the reporting period, EBIT increased by a factor of 1.5 to € 24.7 million (previous year: € 10.0 million). This represents an EBIT margin of 10.5% (previous year: 5.0%). Besides the distinct improvement in gross earnings it should be noted that the proceeds from the sale of the Aesthetic and Dental business units have not been included in the EBIT (cf. 2. Structure of the consolidated financial statements).

Functional costs have increased compared to the previous year An increase has occurred in selling and marketing expenses as well as administrative costs. In the reporting period, marketing and selling costs stood at € 42.6 million following € 31.8 million in the previous year. This represents an increase of 34.1%. There was a 35.3% rise in general and administrative expenses from € 8.2 million in the previous year to € 11.1 million. In both of these areas this is mainly attributable to the inclusion of the Japanese subsidiary in the consolidated entity of the Carl Zeiss Meditec Group. The intensified marketing activities for the STRATUSoct™ diagnostic system are a further reason for the increase in selling and marketing expenses. Furthermore, the launch of the MEL 80™ refractive laser also resulted in an increase in costs in this sector.

Overall, the Group anticipates a normalisation of cost trends in these sectors in the future. The realisation of synergies at the Jena facility had a reverse, i.e. cost-cutting, effect. Here significant savings were implemented in functional costs (cf. Management report on the individual annual financial statements). At 10.1% expenses for research and development (allowing for subsidies) as a proportion of Group sales fell slightly compared to the previous year's figure (10.3%) In absolute terms, however, there was a 14.7% increase in costs to € 23.9 million (previous year: € 20.8 million).

Earnings before tax (EBT) increased significantly compared to the previous year. They amounted to € 22.6 million (previous year: € 6.9 million). In addition to the positive trend in EBIT, this was also attributable to the substantial decrease in interest expenses. They fell from € 3.1 million in the previous year to € 2.1 million in the financial year 2002/2003 . This was partly attributable to the full repayment of liabilities to the Group treasury of the Carl Zeiss Group in the reporting period due to the positive development of cash flow from operating activities (cf. 14. Financial position).

The Carl Zeiss Meditec Group generated **consolidated net income** of € 10.8 million from **continuing operations** (previous year: € 4.7 million). This represents an improvement of 131.1%. This development was mainly influenced by income tax expenses and minority interests. Income tax expenses increased to € 9.0 million (previous year: € 2.3 million) on account of positive business trends. The income tax ratio in the reporting period thus stood at 39.8% (previous year: 32.6%). The sum of € 2.9 million (previous year: € 0) was accounted for by outside shareholders. This was due from Carl Zeiss Co., Ltd., Tokyo, Japan, which is a 49% shareholder in the Japanese subsidiary Carl Zeiss Meditec, Co. Ltd., but receives 66% of future dividends due to the granting of preferred shares. The agreement on the granting of preferred shares is due to be renegotiated upon expiration of three financial years. The preferred shares were conveyed in compensation for advance services performed by Carl Zeiss Co., Ltd. in the field of marketing, the establishment of a service structure and support for the approval of the Group's products.

Earnings per share from continuing operations thus almost doubled compared to the previous year. The latter amounted to € 0.41 (previous year: € 0.22).

Net consolidated income from discontinued operations in the financial year 2002/2003 stood at € -4.2 million (previous year: € - 1.3 million). Pre-tax profits from discontinued operations totalled € -5.9 million (previous year: € -1.6 million) and included a loss on sale of € 4.5 million. The latter includes for the main part follow-up expenses incurred for the complete focusing of the Carl Zeiss Meditec Group on its core ophthalmic business and the disposal of inventory, plant, property and equipment in conjunction with the sale of the Aesthetic and Dental business units. The remaining € 1.4 million are attributable to losses associated with business activities of operations disposed of by sale.

Overall, due to its solid economic growth the Carl Zeiss Meditec Group was able to compensate for substantial **encumbrances** on **consolidated net income** resulting from the focus on core business. **Consolidated net income**, for instance, **was double** the previous year's figure. It stood at € 6.6 million compared to € 3.4 million in the previous year.

This corresponds to **earnings per share** of € 0.25 (previous year: € 0.16). In this context it must be noted that the weighted average for outstanding stock in the reporting period increased to 25.9 million. The respective figure for the previous year was 21.1 million shares.

b) Key ratios of earnings position


10.5%
5.0%
4.6%
2.3%
2.8%
1.7%
8.9%
4.9%
5.2%
2.4%
Financial year 2001/2002
Financial year 2002/2003
Return on assets continuing operations
Return on equity continuing operations
Consolidated net margin
Net margin continuing operations
EBIT margin

Development of key ratios of earnings position

Risk report

1. Risk management system

In the course of its business, the Carl Zeiss Meditec Group is naturally exposed to a number of risks that are inherent to commercial activities.

Risk management at the Group is an integral part of corporate management and based on three major components:

- **Risk management system**: In order to identify and assess risks in good time and take the appropriate steps, the Company introduced a risk management system. An important component is the IT-based tool for recording, systemising and analysing risks and their potential. Carl Zeiss Meditec thus satisfies the legal requirements with regard to the German Control and Transparency Act (KonTraG).

- **Controlling instruments**: Controlling at the Carl Zeiss Meditec Group keeps the Management Board and all responsible decision-makers within the Company regularly informed on occurring risks on the basis of key ratios, thereby supplementing the risk management system.

- **Certified quality management**: A further critical component is the Company's certified quality management (see also: Business Report, 8. Quality management). Clearly structured and documented processes within the framework of quality management ensure not only transparency – in most markets they are meanwhile a prerequisite for the sale of medical products. The quality assurance system employed by the Carl Zeiss Meditec Group was certified by DQS GmbH at the Jena and Dublin locations and conforms to the US standard for "Good Manufacturing Practice" (GMP), 21 C.F.R. part 820, QSR. A major objective of this certified process is risk avoidance.

The risk management system is an integral part of the overall controlling and reporting process and ensures the systematic recording and evaluation of risks. Furthermore, it guarantees that relevant information is forwarded without delay to the Company's decision-makers.

The main features of this system are:

- Under the direction of a central risk manager, the responsible staff regularly examines processes, transactions and developments for existing risks.

- Risk identification and evaluation using standardised risk matrices.

- Regular risk reports are sent to the Management Board and other decision-makers within the Company on the basis of given threshold values for relevant risks and according to the classification using the risk matrices.

- On this basis suitable steps are taken to avoid identified risks, reduce the likelihood of such risks occurring or minimise the financial losses incurred.

As with the overall internal reporting, the risk management system is regularly subjected to an internal audit. In addition it formed a constituent part of the annual audit by the certified auditor.

2. Market and competition

Competition on the market for medical technology will continue to grow. In this respect, government reforms in the social system could have a negative effect on the Company's sales volume and earnings situation. This risk exists particularly in countries in which a major portion of treatments for eye ailments is paid by health insurance schemes. If budgets were cut, or the reimbursement of treatment costs were denied for certain types of treatment, this could have a negative impact on the Company's net worth, financial position and earnings.

An additional risk potential exists in a possible deterioration in the economic situation, particularly with reference to the markets that are critical to the Company. This could have a marked effect on privately financed medical applications such as refractive surgery: In this case there is a risk of deterioration in the financial standing of the Company's customers or the demand for its products. Due to loss of sales and receivables this could have a negative impact on the net worth, financial position and earnings of the Carl Zeiss Meditec Group.

3. Product development

Medical technology as a whole, particularly in the field of ophthalmology, is undergoing an extremely dynamic development process. New scientific findings lead to shorter development and product cycles. Furthermore, such findings may have a negative impact on existing methods and products and also on new methods and products upon which the Company's business success is founded.

The success of the Group is determined to a great extent by the development of new, innovative products in the fields of ophthalmology and by recognising new technology trends at an early stage and turning these into the appropriate products. Should the Company lose touch in technological terms, fail to react in time to a technological development, not identify a market trend in good time or should a development end in a technological dead-end, this could have a negative impact on the competitive position of the Company.

4. Approval of products

In the medical technology and the health service sectors there are strict approval procedures that vary from one country to another. Denial of or delays in approval procedures of the Company's products could have a negative impact on the future sales and profits of Carl Zeiss Meditec Group.

There is no guarantee that the Company's numerous registrations will continue to be valid in the future, renewed or obtained in good time for launching new products ahead of the competitive field. Furthermore, stricter registration requirements must be reckoned with in future. This could be an impediment to sales and to the future growth of the Company. Such an event would have negative consequences for the earnings situation of the Group.

5. Dependence on suppliers

The increasingly close cooperation with suppliers necessitated by the general cost pressure and complexity of the supplied components implies a greater dependence from one another. This could have negative implications for the production, sales and the quality of the Company's products.

6. Patents and intellectual property

The Company is not aware of any violation of patent rights or other industrial property rights of third parties. The possibility that a third party may assert claims against the Company for the violation of industrial property rights cannot, however, be ruled out for the future. Such a violation could result in a delay in the delivery of products. In case of a negative outcome of a possibly resulting trial, the Company may be obliged to enter into fee or licensing arrangements. There is a risk that such copyright or licensing agreements are only available on unacceptable terms. A lawsuit against the Company due to the violation of industrial property rights could therefore have a negative impact on the net worth, financial situation and earnings of the Company.

The competitive position of the Carl Zeiss Meditec Group depends on securing its technological innovations. To guarantee these, the Company acquires patents for its own and third-party inventions and takes steps to protect its business secrets. The expiration of industrial property rights or patents could result in the appearance of new competitors on the market or strengthen the position of competitors who are already on the market.

7. Protection against loss of confidential data

In the sphere of IT-solutions the Company has established a number of mechanisms for the protection of confidential data. Nevertheless, breaches of security and the loss of this data cannot be completely ruled out. This could have an adverse effect on the competitive position of the Group.

8. Product liability risk

In the Company's products employed for medical treatments there is an inherent risk that malfunctions during the treatment of eye ailments result in injury to the patient. Despite employing all reasonable quality control measures and complying with all legal provisions , this risk cannot be completely excluded. Although the Carl Zeiss Meditec Group has to date not been obliged to pay any major claims for compensation arising from product liability, no guarantee can be given that the Company will not be confronted with such claims in the future. The Company has covered itself against possible product liability claims by means of product liability insurance. A particular risk is posed by potential product liability claims brought against the Company in the USA as the damages awarded by the courts there may be very large indeed. There can be no guarantee that the Company's existing insurance cover provides sufficient cover for potential warranty claims in the USA.

9. Subsidiaries

The Carl Zeiss Meditec Group is indirectly exposed to the risk environment of each of its subsidiaries. The relationship to its subsidiaries can result in statutory and contractual liabilities.

10. Goodwill

In accordance with SFAS No. 142, scheduled amortisation is no longer calculated on goodwill, but rather its value is regularly assessed in impairment tests. An impairment test performed in the reporting period produced the full value of this balance sheet item. On the basis of trends in the business development, the Group anticipates positive results for future tests. However, there could be still a risk of a long-term deterioration in the net worth, financial position and earnings, producing consequences for the amount of goodwill to be shown in the balance sheet.

11. Lawsuit against I-Spire s.p.r.l.

The Group has filed a suit for damages against I-Spire s.p.r.l., Brussels/Belgium and its sole proprietor. By way of an asset deal, I-Spire s.p.r.l. acquired partial assets and liabilities of the former Asclepion-Meditec marketing partner Icon Laser Eye Centers, Inc. of Toronto, Canada. The substance of the action by the Group is a claim for damages for breach of contract, outstanding debts and the repayment of loans. The lawsuit relates to the overall balance sheet item "Other Loans" totalling € 2.8 million. The sum involved in the law suit, however, substantially exceeds this amount. The appropriate adjustments had already been made on "Other Loans" in the financial year 2001/2002 . At the present time the responsibility of the Belgian courts for this case is being negotiated. In view of the Carl Zeiss Meditec Group, at least a unequivocal obligation can deducted to pay outstanding debts ensuing from contracts between the former Asclepion-Meditec AG and Icon/I-Spire. However, should the Company's claim be dismissed, this would result in depreciation requirements to the full amount of the residual book value disclosed under "Other Loans".

Research and development report

1. General comments

After deducting subsidies the Carl Zeiss Meditec Group spent € 23.9 million on research and development in the financial year 2002/2003 (previous year: € 20.8 million). A total of € 1.8 million was granted in subsidies (previous year: € 1.0 million). At 10.1% of sales revenue the R&D ratio remained almost constant in comparison to the previous year (10.3%). This is clear evidence of the importance attached to research and development in securing the future growth of the Group.

In the Group as a whole 143 employees are engaged in R&D, representing 19% of the workforce.

2. Projects

In the past financial year the R&D division of Carl Zeiss Meditec completed the major development of the new MEL 80™ laser system for the treatment of vision defects. Marketing of the device began in the second quarter of the current financial year. Further R&D activities relate to standard product maintenance of the MEL 80™.

Another focus of attention was continued work on the CRS-Master™, a concept that connects the MEL 80™ laser to a so-called wavefront diagnostic system (see also 3. New product launches/product releases). Despite the enormous complexity of the topic, the main development was completed in a short space of time to permit product release in September 2003.

It is proposed to exploit completely new and supplementary fields of application based on the technology platforms of the two successful products IOLMaster® and STRATUSOCT™. For example, a nomative database that enables more reliable and significantly earlier recognition of glaucoma than up to now was certified by the US Food and Drug Administration (FDA) at the beginning of May 2003. This was preceded by extensive development work.

In the reporting period development work was completed on the Humphrey® Matrix diagnostic system and the product was introduced on the market. The Humphrey® Matrix rounds off the family of systems for the diagnosis and treatment of the visual field (perimetry). The former also includes the Humphrey® Field Analyzer HFA II-*i* and the Humphrey® FDT.

Further projects in the sphere of research and development are concerned with the continued or new development of innovative perimetric systems, digital fundus cameras and the optimisation of the product portfolio in the field of ophthalmic lasers.

3. New product launches/product releases

In the financial year 2002/2003 the following products were brought onto the market by Carl Zeiss Meditec Group:

- **MEL 80™**: One of the most advanced laser devices for the treatment of visual defects (syndrome: refraction).

- **Humphrey® Matrix**: The latter is an innovative system for the diagnosis and treatment of the field of vision (perimetry) (cf. 2. Projects). The product was launched on the US market in March 2003. Approval certificates for other countries (e.g. Germany) are to follow in the course of the financial year.

- **STRATUSOCT™ for early recognition of glaucoma**: A new version of STRATUSOCT™ was launched in May 2003, intially in USA. With the aid of a so-called normative database it enables significantly earlier diagnosis of glaucoma.

- **VISUCAM™ C**: With VISUCAM™ C the Company is broadening its product spectrum in the field of fully digital fundus cameras (syndrome: retina).

- **CRS-Master™**: The CRS-Master™ is a treatment concept that links the MEL 80™ laser to a highly advanced diagnostic system (based on wavefront aberrometry). It enables the treatment of vision defects with the MEL 80™ tailored to the patient's individual requirements (customized ablation).

Supplementary report

There were no events of particular significance post balance sheet date 30 September 2003.

Forecast

1. Economic conditions[3]

A revival of the global economy has set in since the spring of 2003. Factors that hitherto hindered growth no longer apply. The worldwide business and consumer climate has improved. The trailblazer in this trend is the USA. Expansive economic policies have given a surprisingly strong boost to domestic demand. In Japan the economy also appears to have returned to its expansion course. However, the European region continues to be a straggler as far as economic recovery is concerned. As yet, a turn of the tide is not in sight. However, there are indications of a revival in overall output. For instance, the buying manager index and the economic assessment indicator published by the European Commission both point in a positive direction. The Asian developing countries – particularly China – are seen as a stimulant for the economies of the industrialised world. Against this background the Deutsche Institut für Wirtschaftsforschung (German Institute of Economic Research, DIW) forecasts a 7.5% increase for 2004 in the volume of world trade compared to 3.5% in previous years.

2. Outlook

In the financial year 2002/2003 the Group completed a phase of strategic realignment. The fast and successful conclusion of the integration, focusing on the core business in ophthalmology, optimisation of the global presence and adoption of the corporate strategy form a sound basis for future growth. The Company's sales are to be doubled in the next five years. Profit-making potential is to be further increased, in particular through the optimisation of the product portfolio and the efficient use of resources. The cost-cutting measures successfully implemented in the financial year 2002/2003 will likewise be continued. Cash inflow from operating activities will continue to be an important control element for the Company in future. Asset management and the optimisation of working capital will be of great significance in this context.

3 *Source: Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2003 "The Situation of the Global and German Economies in Autumn 2003", 21 October 2003, Berlin*

3. Strategy

Due to its technological position and global marketing structure, the Carl Zeiss Meditec Group occupies a strong competitive position in the field of ophthalmology. The strategic focal points of the future will include the development of innovative software solutions that facilitate data management and with which diagnostic and therapeutic systems can be more efficiently networked.

In addition, the product range for diagnostic and therapeutic systems is to be expanded. The fields of application include early recognition of serious eye diseases or the individual correction of visual defects. This step will be taken partly on the basis of technologies which are exclusively accessible by the Group. Moreover, the Carl Zeiss Meditec Group will continue its endeavours to expand the product portfolio by means of product development, cooperations and, as the occasion arises, complementary acquisitions.

Jena, 21 November 2003
Carl Zeiss Meditec AG

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Dr. Walter-Gerhard Wrobel
Member of the Management Board

Consolidated income statement

Financial years 2001/2002 and 2002/2003

€ '000	Notes	Financial year 2001/2002		Financial year 2002/2003	
Sales	(2p)(23)		**202,016**		**235,714**
Costs of goods sold	(2r)		(131,680)		(133,184)
Gross profit			**70,336**		**102,530**
Selling and marketing expenses			(31,756)		(42,586)
General and administrative expenses			(8,212)		(11,112)
Research and development expenses		(21,799)		(25,665)	
Minus government grants received	(2v)(16)	983	(20,816)	1,790	(23,875)
Amortisation of goodwill			(228)		-
Other operating income / (expense), net			207		519
Foreign currency gains / (losses)	(2b)(21)		485		(753)
Income before interest result and income taxes			**10,016**		**24,723**
Foreign currency gains / (losses)			(31)		-
Interest income / (expense), net			(3,104)		(2,075)
Appreciation, depreciation and valuation adjustments on financial assets			24		-
Income before income taxes			**6,905**		**22,648**
Income tax expense from continuing operations	(22)		(2,251)		(9,014)
Minority interests	(21)		-		(2,880)
Net income from continuing operations			**4,654**		**10,754**
Income / (loss) before income taxes from discontinued operations*	(3)		(1,630)		(5,934)
Income tax benefit from discontinued operations	(22)		357		1,738
Net income from discontinued operations			**(1,273)**		**(4,196)**
Net income			**3,381**		**6,558**
Earnings per share, basic (€):	(2t)				
from continuing operations			**0.22**		**0.41**
from discontinued operations			**(0.06)**		**(0.16)**
Total			**0.16**		**0.25**
Earnings per share, diluted (€)	(2t)				
from continuing operations			**0.22**		**0.41**
from discontinued operations			**(0.06)**		**(0.16)**
Total			**0.16**		**0.25**
Average number of shares outstanding:					
Basic			**21,128,095**		**25,918,166**
Diluted			**21,128,095**		**25,918,166**

** Including a loss on disposal of € 4,5m in the financial year 2002/2003.*

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Consolidated balance sheet

30 September 2002 and 30 September 2003

€ '000	*Notes*	30 September 2002	30 September 2003
Assets			
Current assets:			
Cash	*(2d)*	7,183	45,015
Restricted Cash	*(2d)*	-	850
Trade accounts receivable, net of allowances of € 10.478m (2002: € 8.459m)	*(2e)(5)*	40,156	30,344
Accounts receivable from related parties	*(4)*	16,848	20,451
Inventories	*(2f)(7)*	40,057	38,611
Prepaid expenses		1,294	1,132
Deferred income taxes	*(2o)(22)*	6,960	7,958
Other assets	*(6)*	4,440	4,472
Current assets related to discontinued operations	*(3)*	4,112	-
Total current assets		**121,050**	**148,833**
Property, plant, and equipment, net	*(2g)(8)*	33,401	26,000
Goodwill	*(2h)(3)*	16,098	11,116
Other intangible assets, net	*(3)(9)*	6,449	5,079
Other long-term accounts receivable, net of allowances of € 0.047m (2002: € 0.962m)	*(5)*	3,142	718
Investments	*(10)*	129	-
Loans	*(10)*	4,874	2,818
Deferred income taxes	*(22)*	7,878	11,281
Assets related to discontinued operations	*(3)*	612	-
Total assets		**193,633**	**205,845**

€ '000	*Notes*	**30 September 2002**	**30 September 2003**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term debt	*(14)*	1,368	-
Current portion of long-term debt	*(14)*	179	187
Current portion of capital lease obligations	*(18)*	1,314	374
Trade accounts payable		9,419	10,636
Accounts payable to related parties	*(4)*	13,601	5,919
Income taxes payable		160	6,655
Deferred income		4,997	4,870
Deferred income taxes	*(22)*	8	8
Accrued expenses	*(11)(13)*	25,975	20,527
Other current liabilities	*(12)*	3,743	1,140
Total current liabilities		**60,764**	**50,316**
Long-term debt, net of current portion	*(15)*	5,027	4,841
Capital lease obligations, less current portion	*(18)*	30,573	24,731
Long-term deferred income		1,118	1,007
Deferred income taxes	*(22)*	396	226
Other liabilities		426	177
Total liabilities		**98,304**	**81,298**
Balancing items for holdings of other companies	*(21)*	-	3.147
Shareholders' equity:			
Ordinary shares, imputed nominal value € 1.00, 28,416,629 shares authorized, issued, and outstanding, respectively	*(20)*	25,833	28,417
Additional paid-in capital	*(20)*	67,389	89,433
Retained earnings	*(20)*	5,474	12,032
Accumulated other comprehensive loss	*(2s)(20)*	(3,367)	(8,374)
Treasury stock	*(20)*	-	(108)
Total shareholders' equity		**95,329**	**121,400**
Total liabilities and shareholders' equity		**193,633**	**205,845**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Consolidated cash flow statement

Financial years 2001/2002 and 2002/2003

€ '000	Financial year 2001/2002	Financial year 2002/2003
Cash flow from operating activities:		
Net income	3,381	6,558
Adjustments to reconcile net income to net cash provided by / (used in) operating activities:		
Minority interest	-	2,880
Depreciation and amortisation	5,297	5,775
Gains from interest accruing of interest-free receivables	-	(125)
Loss on disposal of fixed assets	7	216
Loss on disposal of discontinued operations	-	4,500
Deferred taxes related to capital increase	-	281
Deferred taxes	1,581	(2,409)
Change in working capital:		
Trade accounts receivable	(3,614)	10,385
Inventories	5,325	(5,059)
Prepaid expenses and other current assets	1,876	1,585
Trade accounts payable	1,773	2,360
Accrued tax expenses	(1,848)	6,518
Other accrued expenses and liabilities	8,169	(5,868)
Deferred income	771	459
Total adjustments	**19,337**	**21,498**
Net cash provided by / (used in) operating activities	**22,718**	**28,056**
Cash flow from investing activities:		
Increase of restricted cash	-	(850)
Purchase of fixed assets	(1,841)	(2,790)
Gain on sale of fixed assets	176	146
Repayments of loans and investments	199	2,310
Inpayment due to the sale of a subsidiary in the context of an asset deal	-	200
Inpayment due to the disposal of discontinued operations	-	1,365
Acquisition of consolidated companies, net of funds received (Asclepion-Meditec AG: € 2.341m, Japanese subsidiary: € 1.697m)	2,341	1,697
Net cash provided by / (used in) investing activities	**875**	**2,078**
Cash flow from financing activities:		
Repayments of short-term debt	(129)	(1,368)
Repayments of long-term debt	(48)	(178)
Inpayments from taking up loans from related parties	-	796
Decrease in liabilities due to Treasury	(26,807)	(9,785)
(Increase) / decrease in accounts receivable due to Treasury	9,441	(5,134)
Repayments under capital lease contracts	(875)	(347)
Inpayments due to sale and lease-back transactions	281	110
Inpayments to additional paid-in capital	52	-
Proceeds from capital increase (net)	-	24,347
Purchase of treasury stock	-	(108)
Net cash provided by / (used in) financing activities	**(18,085)**	**8,333**
Effect of exchange rate changes on liquid assets	(469)	(635)
Net increase in cash	**5,039**	**37,832**
Cash, beginning of the reporting period	2,144	7,183
Cash, end of the reporting period	**7,183**	**45,015**
Supplemental disclosures concerning the cash flow:		
Interest paid	**3,725**	**2,676**
Income taxes paid	**3,705**	**4,175**
Investing and financing activities not affecting payment		
Financial leasing	240	-
Acquisition of consolidated company against issuance of 6,200,000 shares at a price of € 10.19	63,414	-

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Consolidated statement of changes in shareholders' equity

€ '000

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As per 30 September 2001	**19,633**	**10,048**	**2,093**	**(944)**	**-**	**30,830**
Net income	-	-	3,381	-	-	3,381
Other comprehensive loss (due to currency conversions)	-	-	-	(2,423)	-	(2,423)
Accumulated comprehensive income	-	-	-	-	-	958
Capital contribution from shareholders	-	52	-	-	-	52
Fictitious capital contribution from shareholders	-	75	-	-	-	75
Capital contribution from shareholders	6,200	57,214	-	-	-	63,414
As per 30 September 2002	**25,833**	**67,389**	**5,474**	**(3,367)**	**-**	**95,329**
Net income	-	-	6,558	-	-	6,558
Other comprehensive loss (due to currency conversions)	-	-	-	(5,007)	-	(5,007)
Accumulated comprehensive income	-	-	-	-	-	1,551
Purchase of treasury stock	-	-	-	-	(108)	(108)
Capital increase	2,584	22,044	-	-	-	24,628
As per 30 September 2003	**28,417**	**89,433**	**12,032**	**(8,374)**	**(108)**	**121,400**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Development of consolidated fixed assets

Financial year 2002/2003

€ '000						**Purchase/manufacturing costs**
	1.10.2002	Additions	Transfers	Disposals	Currency adjustments	30.9.2003
Intangible assets						
Goodwill	18,393	-	-	4,843	(500)	13,050
Self-constructed software	444	-	-	-	-	444
Other intangible assets	6,733	-	-	-	-	6,733
	25,570	**-**	**-**	**4,843**	**(500)**	**20,227**
Property, plant and equipment						
Land, buildings and leasehold improvement	30,774	343	(79)	3	(3,812)	27,223
Plant and machinery	12,018	14	831	3,049	(1,545)	8,269
Other fixtures and fittings, tools and equipment	13,014	854	328	1,637	(894)	11,665
Payments on account and tangible assets in course of construction	179	1,579	(1,080)	-	(166)	512
	55,985	**2,790**	**-**	**4,689**	**(6,417)**	**47,669**
Financial Assets						
Investments	129	-	-	129	-	-
Other loans	4,830	-	-	2,012	-	2,818
	4,959	**-**	**-**	**2,141**	**-**	**2,818**
	86,514	**2,790**	**-**	**11,673**	**(6,917)**	**70,714**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Cumulated depreciation					**Residual book values**	
1.10.2002	Currency differences	Additions	Disposals	30.9.2003	30.9.2003	30.9.2002*
2,295	(361)	-	-	1,934	11,116	16,098
31	-	169	-	200	244	413
609	-	1,289	-	1,898	4,835	6,124
2,935	**(361)**	**1,458**	**-**	**4,032**	**16,195**	**22,635**
5,586	(883)	1,643	-	6,346	20,877	25,188
7,836	(1,222)	922	834	6,702	1,567	4,182
8,638	(662)	1,752	1,107	8,621	3,044	4,376
-	-	-	-	-	512	179
22,060	**(2,767)**	**4,317**	**1,941**	**21,669**	**26,000**	**33,925**
-	-	-	-	-	-	129
(44)	-	(125)	(169)	-	2,818	4,874
(44)	**-**	**(125)**	**(169)**	**-**	**2,818**	**5,003**
24,951	**(3,128)**	**5,650**	**1,772**	**25,701**	**45,013**	**61,563**

** Previous year including Aesthetic and Dental*

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Notes to the consolidated financial statements

▸▸▸

Notes to the consolidated financial statements

Notes to the consolidated financial statements

(1) The Company

(a) Business operations

Carl Zeiss Meditec AG, Jena ("Carl Zeiss Meditec" or the "Company") is engaged in the business of developing, manufacturing and marketing medical laser systems. The Company's headquarters are located in Jena, Germany's traditional centre of excellence for optical and optical-related technologies, including lasers. The Company also has an operating facility in Jena and subsidiaries in the USA (100% owned) and Japan (51% owned). Together these operations constitute the Carl Zeiss Meditec Group (the "Group").

Carl Zeiss Meditec focuses on the ophthalmic market segment. The Company's customers are specialists in private practice, clinics, opticians, optometrists and hospitals worldwide.

(b) Company formation

On 25 March 2002, Asclepion-Meditec AG, Jena ("Asclepion") and Carl Zeiss Ophthalmic Systems AG, Jena ("Carl Zeiss Ophthalmic") were merged into Carl Zeiss Meditec. The merger was effected by transferring the entire assets of Carl Zeiss Ophthalmic, including all rights and obligations, to Asclepion. Upon recording of the merger in the commercial register on 4 July 2002, all assets and liabilities of Carl Zeiss Ophthalmic were transferred to Asclepion. The transferring company, Carl Zeiss Ophthalmic, ceased to exist and its shareholders became shareholders of Asclepion. Immediately thereafter, the combined company changed its name to Carl Zeiss Meditec.

Carl Zeiss Ophthalmic was founded as a "GmbH" (private limited company) with articles of partnership dated 9 July 2001 under the name of ABWIRT Erste Verwaltungsgesellschaft mbH ("ABWIRT"), based in Hamburg and entered in the commercial register of the Local Court of Hamburg on 13 November 2001 under HRB 81708. Carl Zeiss Jena GmbH, Jena ("Carl Zeiss Jena") purchased all the shares in ABWIRT by means of a Purchase and Transfer Agreement dated 14 December 2001. The transfer of the head office to Jena was also decided on 14 December 2001. The change of name and corporate status of ABWIRT were recorded in the commercial register at Hamburg Local Court under HRB 83007 on 7 March 2002. The transfer of the head office was entered on the commercial register at Gera Local Court under the number HRB 9234 on 10 May 2002. At that time, the share capital of Carl Zeiss Ophthalmic was € 50,000 and comprised 50,000 no-par-value bearer shares.

By means of a distribution and take-over agreement dated 28 March 2002, Carl Zeiss Jena spun off all the assets and liabilities attributable to the Ophthalmology division of Carl Zeiss Jena (the "OG division") to Carl Zeiss Ophthalmic. The OG division was responsible for the development, manufacture and distribution of diagnostic and therapy equipment in the field of ophthalmology. In return for the transfer of the OG division to Carl Zeiss Ophthalmic, Carl Zeiss Jena, as the transferring legal entity, received 3,000,000 new no-par-value bearer shares in Carl Zeiss Ophthalmic, which were created by means of a capital increase through the contributions in kind. This raised Carl Zeiss Ophthalmic's share capital by € 3.0 million from € 50,000 to € 3.050 million. The capital increase was recorded in the commercial register on 16 May 2002.

As the result of the post-formation and contribution agreement with Carl Zeiss Ophthalmic dated 17 May 2002, Carl Zeiss Beteiligungs-GmbH, based in Heidenheim an der Brenz, transferred all its shares in Carl Zeiss Ophthalmic Systems, Inc., Dublin, USA (hereinafter "Carl Zeiss Ophthalmic Systems Inc.") to Carl Zeiss Ophthalmic. In return for contributing the shares in Carl Zeiss Ophthalmic Systems, Inc., Carl Zeiss Beteiligungs-GmbH, as the contributing company, received a total of 2,930,400 new no-par-value bearer shares in Carl Zeiss Ophthalmic. In order to effect the contribution, the share capital of Carl Zeiss Ophthalmic was raised from € 3.050 million to € 6.0 million through the issuance of the aforementioned 2,930,400 new no-par-value bearer shares. The contribution was subject to a condition precedent that the capital increase for the merger of Carl Zeiss Ophthalmic with Asclepion-Meditec AG, Jena first be recorded in the commercial register. The capital increase was entered in the commercial register on 4 July 2002, and immediately thereafter, the contribution of Carl Zeiss Ophthalmic Systems, Inc. was made to Carl Zeiss Ophthalmic.

Post-merger, Asclepion and Carl Zeiss Ophthalmic were fully integrated into a single, unified company that has its head office in Jena. The legal basis of the merger was the Merger Agreement between Carl Zeiss Ophthalmic and Asclepion. The supervisory boards of both companies approved the draft of the Merger Agreement, drawn up by the management boards of the companies on 28 March 2002. To become effective, the Merger Agreement required a notarised deed and the approval of the shareholders of Carl Zeiss Ophthalmic and Asclepion. The unchanged version of the Merger Agreement dated 28 March 2002 was notarised on 16 April 2002.

According to the exchange ratio fixed by the management boards of Asclepion and Carl Zeiss Ophthalmic on the basis of an independent assessor's evaluation, Asclepion granted Carl Zeiss Ophthalmic shareholders a total of 19,633,300 new Asclepion shares. As a result, Carl Zeiss Ophthalmic shareholders obtained almost 76% of the total share ownership in Carl Zeiss Meditec. Specifically, Asclepion granted 10,012,970 of its shares to Carl Zeiss Jena in exchange for 3,050,000 Carl Zeiss Ophthalmic shares and 9,620,330 Asclepion shares to Carl Zeiss Beteiligungs-GmbH in exchange for 2,930,400 Carl Zeiss Ophthalmic shares. Approximately 3.28294 Asclepion shares were thus granted for each Carl Zeiss Ophthalmic share.

Asclepion shareholders approved the merger proposal at their general meeting on 28 May 2002, as did the Carl Zeiss Ophthalmic shareholders on 21 May 2002. With effect of the merger coming into effect by virtue of the latter being recorded on the commercial register at the domicile of Asclepion on 4 July 2002, Carl Zeiss Ophthalmic shares were discontinued, just as the company itself ceased to exist.

(c) Basis of presentation

The consolidated financial statements were prepared in compliance with generally accepted accounting principles of the United States of America (US GAAP).

Under US GAAP the merger of Carl Zeiss Ophthalmic and Asclepion was treated as a reverse acquisition. With a reverse acquisition, the legal transferor is the acquiring enterprise for accounting purposes, since Carl Zeiss Ophthalmic shareholders hold the majority of the voting rights in the merged company following the merger. Accordingly, upon the initial consolidation of the combined companies, the assets and liabilities of Asclepion were recorded at their fair value. Acquisition costs in excess of the fair value of the transferred net assets were recognised as goodwill. The results of Asclepion and its subsidiaries were reflected in the financial statements of Carl Zeiss Meditec from 4 July 2002 onwards. The income statement for the financial year 2001/2002 prior to 4 July 2002, i.e. the period from 1 October 2001 to 3 July 2002, reflects the historic results of Carl Zeiss Ophthalmic.

The financial year of Carl Zeiss Meditec and its subsidiaries ends on 30 September of each year.

(2) Accounting and valuation principles

(a) Principles of consolidation

The consolidated financial statements comprise the annual financial statements of the Company and its majority-owned subsidiaries. The financial position, results of operations and cash flows of enterprises that are majority-owned by the Company are consolidated. Holdings in enterprises in which the Company exercises a substantial influence, but which it does not control (usually a share of between 20% and 50%) are reflected in the accounts by the equity method. Holdings of less than 20% are reflected in the accounts by the historical cost method if the Company is unable to exercise a significant influence on the shareholding and the latter is not listed on the stock exchange. The effects of intergroup transactions among consolidated companies have been eliminated.

An outsider to the group holds a minority interest of 49% in Japanese subsidiary Carl Zeiss Meditec Co., Ltd., Tokyo, Japan. A 51% holding in the company was acquired by Carl Zeiss Japan Co., Ltd., Tokyo, Japan on 1 November 2003.

(b) Conversion to foreign currency

The functional currency of the Company is the euro.

The assets and liabilities of foreign subsidiaries whose functional currency is other than the euro are translated using the exchange rate as of the reporting date. Capital transactions and balances are converted using the historic rates of exchange in effect at the time the transactions were consummated. The results of operations are converted at the average exchange rate for the financial year. Differences arising from this translation process are shown under "Other comprehensive income / (loss)" within shareholders' equity.

Transactions conducted in foreign currencies are recorded using the rate of exchange in effect at the transaction date. Monetary assets and liabilities resulting form the foreign currency transactions, such as foreign denominated cash, accounts receivable or accounts payable are remeasured each reporting period until settlement. The resulting gains or losses from remeasurement are shown in the income statement under "Net foreign currency gains/(losses)"

(c) Use of estimates

The preparation of annual financial statements in accordance with US GAAP necessitates certain assumptions and estimates. These assumptions relate to the recognition and measurement of assets and liabilities, the extent of contingent liabilities at the balance sheet date and the amount of income and expenses in the reporting period. Actual results may differ from these estimates.

(d) Cash and cash equivalents

Cash and cash equivalents held in banks as well as liquid securities with an original maturity of less than three months are disclosed as cash and cash equivalents. Because of their short maturity, the carrying amounts of cash and cash equivalents are approximately equal to their fair value.

The restricted cash on hand of € 850,000 results from collateral for the purchase of business assets.

(e) Accounts receivable and loans

Trade accounts receivable and loans are disclosed at their nominal value, net of allowance for estimated uncollectible accounts.

Valuation adjustments are made on doubtful receivables and loans associated with discernible risks and unrecoverable receivables are written off. In a first step, accounts receivable are valued with the aid of a percentage adjustment based on the due date of debts. In a second step an individual estimate of the current value of receivables is made.

Long-term debts and loans are discounted; accrued interest is recognised as income by the effective interest method.

(f) Inventories

Inventories are valued at the lower of acquisition/manufacturing cost or market value. Costs are primarily determined on the basis of the weighted average cost method. Manufacturing costs include materials and labour, as well as direct manufacturing and material overheads including depreciation.

Adjustments are made according to the lower-of-cost-or-market principle. The first step is to determine the average of acquisition price, sales price less profit margin and replacement cost. This figure is then compared to the cost of sales and if the latter are higher, an adjustment is made to the lower value. For raw materials and supplies as well as work in progress the relevant parameter is basically the procurement market, for finished goods and merchandise it is the sales market.

(g) Property, plant and equipment

Property, plant and equipment are reported at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful economic life of each asset. The following depreciation periods are applied:

Buildings and leasehold improvements	3-44 years
Plant and machinery, other fixtures and fittings, tools and equipment	1-23 years

Leasehold improvements are depreciated over the shorter of their customary service life or the term of the rental or lease agreement. Customary service life is evaluated regularly by the Company's management in the light of current technological conditions. Maintenance and repairs are charged to expenses as incurred, while renewals and improvements that extend the useful life or increase capacity are capitalised. Upon the sale or retirement of property and equipment, the accounts are relieved of the cost and related accumulated depreciation, with any resulting gain or loss included in the income statement under "General and administrative expenses".

(h) Goodwill

Starting 1 October 2002, Carl Zeiss Meditec AG adjusted its financial records to the Statement of Financial Accounting (SFAS) No. 142, "Goodwill and Intangible Assets" on account of which scheduled amortisation may no longer be calculated on goodwill. According to this Statement the carrying amount of goodwill is tested at least once a year for impairment. Impairment is measured as the excess of carrying value over the fair value. Accordingly, no amortisation of goodwill has been reflected in the consolidated income statement for the financial year 2002/2003.

Upon adoption of SFAS No. 142, Carl Zeiss Meditec assessed whether previously recognised intangible assets and goodwill conform to the criteria of the new standard on the day of first application. The Company examined the classification, estimated useful lives and residual book values of all intangible assets excepting goodwill and determined that no adjustments were necessary, both in relation to the carrying amount of such assets as well as their estimated remaining useful lives.

Carl Zeiss Meditec also examined whether goodwill would be impaired under the new provisions of SFAS No. 142 as of 1 October 2002. For this purpose, Carl Zeiss Meditec determined (1) the Company's reporting units, (2) the respective net assets of each reporting unit after the assignment of the Company's assets and liabilities including existing goodwill and intangible assets to these reporting units and (3) the fair value of the reporting units. Carl Zeiss Meditec concluded that there was no indication of a loss in value of goodwill in any of the Group's reporting units as of 1 October 2002.

Carl Zeiss Meditec completed the annual analysis of the current value of goodwill in the last quarter of the financial year 2002/2003 . The results of this analysis did not indicate any impairment of goodwill as of 30 September 2003.

Prior to the application of SFAS No. 142, goodwill was amortised over its anticipated useful life. Such goodwill only represented the excess of purchase cost over the acquired net assets of Humphrey Instruments, Inc. ("Humphrey"), a subsidiary of Allergan Inc. in 1991. This goodwill was amortised by the straight-line method over its anticipated useful life of 15 years. In the financial year 2001/2002 the corresponding amortisation of goodwill amounted to € 228,000.

Had the regulations of SFAS No. 141 and No. 142 already been applied in the financial year 2001/2002, goodwill would not have been subtracted from the profits of that financial year.

Under these circumstances, the net income for the year and the profit per share would have corresponded to the pro forma figures shown below:

	Financial year 2001/2002	Financial year 2002/2003
Net income in € '000		
Result posted	3,381	6,558
Amortisation of goodwill	228	0
Pro forma earnings	3,609	6,558
Earnings per share (in €)		
As posted – basic and diluted	0.16	0.25
Amortisation of goodwill	0.01	0.00
Pro forma – basic and diluted	0.17	0.25

With regard to the change in goodwill in the financial year 2002/2003 please refer to the consolidated fixed-asset movement schedule and Note 3.

(i) Other intangible assets

In conformance with SFAS No. 86, expenses for in-house development of software to be licensed or sold are shown in the balance sheet under "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" at acquisition cost minus accumulated depreciation. The Company develops software for its products as an integral part of the equipment sold. The capitalisation of expenses for software development begins when technical feasibility of the software has been established and ends with the first sale of the product. Capitalised software is written off according to its anticipated life cycle (4-6 years). Amortisation of capitalised software amounted to € 31,000 and € 169,000 respectively for the financial years 2001/2002 and 2002/2003.

Intangible assets (excluding acquired in-process research and development costs, recorded in the previous year and expensed upon acquisition) are valued at acquisition cost minus accumulated depreciation and written off over an average term of 5 years (see Note 3).

(j) Long-term assets

The Company reviews its long-lived assets, including intangible assets and property, plant and equipment, whenever events or changed circumstances indicate that the book value of an asset may be impaired. To determine whether an asset is impaired, its carrying value is compared with the future non-discounted cash flow expected to be generated by the asset. If the carrying value of the asset or assets exceeds the future expected non-discounted cash flows, the asset is deemed to be impaired. Estimated fair value is generally based on either an appraised value or measured by alternative techniques, such as discounted cash flow analysis.

(k) Leasing

The Company has leased certain assets under long-term contracts. All property under arrangements that qualify as capital leases are carried as long-term tangible assets pursuant to SFAS No. 13 "Accounting for Leases". The financial obligation resulting from such lease agreements are carried as current or long-term liabilities depending on their time to maturity. Other leasing transactions are treated as operating leases; the respective lease payments are recorded on a straight-line basis as expenses.

(l) Financial instruments and risk provisioning

Fair value of financial instruments – The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The financial instruments of the Company primarily consist of liquid assets, trade accounts receivable, accounts payable, short-term debt and other current liabilities. In view of their short-term character, the carrying values of all financial instruments approximate their market values as of 30 September 2002 and 2003.

Derivative financial instruments – As a company with global operations, Carl Zeiss Meditec is exposed to the risk of currency rate fluctuations and has entered into currency forward contracts and options to hedge against its exchange risks on the basis of planned transactions in foreign currencies. These contracts generally cover a period of less than one year.

The nominal value of these contracts is not reflected in the consolidated financial statements. Instead, the contracts are reported at their fair value as at 30 September 2002 and 2003 and are included as current assets or liabilities in the consolidated financial statements. Changes in the fair value of these derivative instruments are recognised each reporting period in the consolidated income statement as a currency gain or loss. The management of the Company is regularly involved in decisions on risk provisioning. The Company does not own derivative financial instruments for trading or speculative purposes, nor does it act as a writer of such contracts.

Profit or loss from the revaluation of derivative financial instruments in the amount of € +436,000 (previous year € +154,000) are recorded under "Net foreign currency gains and losses" in the income statement.

The market values of derivatives and other financial instruments is outlined in Note 17.

(m) Provision for warranties

The Company furnishes the buyer with a warranty for sold products for the contractually agreed period of 15 months. For this purpose, provisions are formed on the basis of the average values of guarantee claims made in the past. Such provisions are recorded as cost of goods sold in the same period that the initial sale is recorded.

(n) Pension obligations

Defined contribution pension plans
For the majority of its employees the US subsidiary maintains a savings scheme that is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. The plan enables participating employees to save a proportion of their pre- and post-tax income according to specified guidelines. The Company is currently contributing a percentage of employee contributions up to a certain limit. The "matching contributions" of the Company for the "401(k) plan" amounted to € 1.168 million in the financial year 2001/2002 and to € 1.267 million in the financial year 2002/2003.

Defined benefit pension plans
The Company offers pension benefits to certain of its employees. Such benefits primarily depend upon each employee's remuneration and length of service. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method according to SFAS No. 87 "Employers' Accounting for Pensions". The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets set aside to fund future benefit payments.

A company pension scheme based on "Benefit Regulations 2000" was set up with effect from 1 January 2000. Future benefits are calculated from the total pension units purchased during the period of employment starting 1 January 2000, calculated as the product of an annual total contribution and an age-related pension factor. The annual total contribution for individual employees is calculated as the sum of a basic contribution (1%) and a profit-related contribution based on the company's success (between 0% and 3%), calculated as a percentage of the individual benefit-related income. The Company has committed itself to raising ongoing benefit payments by 1% each year. This guaranteed adjustment is taken into account in the valuation.

In addition, accruals of € 48,000 and € 72,000 for 30 September 2002 and 30 September 2003 respectively reflect deferred compensation of Company employees.

Actuarial profits or losses that may arise from changes in the valuation premises or a deviation in actual circumstances from the evaluation basis are only shown as income if the balance of the accumulated actuarial profits or losses amounts to more than 10% of the projected benefit obligation or the market related value of plan assets under the defined pension plans. Any amount that lies outside the 10% corridor is recorded to income over the average residual term of service of employees eligible for pensions, which at 30 September 2003 is estimated to be 15 years.

(o) Taxes on income and earnings

Taxes on income and earnings are computed annually by the asset and liability method pursuant to SFAS No. 109 "Accounting for Income Taxes". All liabilities or claims relating to taxes on income, earnings, capital and property arising during the financial year are reflected in the consolidated financial statements pursuant to the relevant tax laws. Deferred tax assets and liabilities are calculated each year for differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established for deferred tax assets as necessary to reflect the net amount that is more likely than not to be realised. Taxes on income and earnings comprise the tax payable or refundable for the reporting period, plus or minus the change in deferred tax. The effects of a change in tax rates on deferred tax assets and liabilities are recognised in income for the period in which the change was enacted.

(p) Recording of revenues

The Company generates sales from selling products and services on the basis of contracts. A sale is effected when all the parts of the product have been delivered or the service has been provided, the risks have passed, the payment is agreed or can be determined, no substantial obligations towards the customers are outstanding and collectibility of the receivable is deemed reasonably assured. Sales are reflected net of dealer commissions, trade discounts, customer allowances and rebates.

Dealer commissions amounted to € 4.283 million and € 3.061 million, respectively in the financial years 2001/2002 and 2002/2003.

Maintenance revenue from service contracts is realised on a proportional basis throughout the contractual period of performance.

(q) Advertising

Advertising costs are treated as expenses. In the financial years 2001/2002 and 2002/2003 advertising costs amounted to € 1.519 million and € 2.630 million, respectively and were recorded as a component of selling and marketing expense.

(r) Product-related Costs

Research and development costs and marketing and selling expenses are charged to expenses as incurred. Research and development subsidies are set off separately from expenses at the time the entitlement for services already provided arises. Provisions for estimated warranty costs are formed in the period in which the related sales are generated; these provisions are regularly adjusted to reflect actual experience.

The Company presents freight costs charged to customers as a component of sales and reflects the corresponding freight costs in the cost of goods sold. In the financial year 2002/2003 the shipping and handling costs not billed to customers amount to € 2.604 million (previous year: € 1.442 million) and are shown in the selling and marketing expenses.

(s) Other comprehensive income/loss

SFAS No. 130 "Reporting Comprehensive Income" requires the disclosure of "Other comprehensive income". Other comprehensive income comprises net income/loss for the period as well as all other equity changes or "other comprehensive income/loss" that have no effect on the operating result but that are not related to transactions with shareholders. Refer to Note 20 for further information.

(t) Profit/loss per share

The basic earnings/loss per share were calculated by dividing the net income/loss for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/loss per share allowing for the dilution effect were calculated in compliance with SFAS No. 128, "Earnings per Share", such that the effect of potentially dilutive securities is reflected.

The following table shows the calculation of basic and diluted earnings per share:

	Financial year 2001/2002	Financial year 2002/2003
Consolidated net income (in € '000)	3,381	6,558
Weighted average of issued shares, basic	21,128,095	25,918,166
Dilution effect of stock options	-	-
Weighted average of issued shares, allowing for the dilution effect	21,128,095	25,918,166
Earnings per share (in €)	0.16	0.25

The dilution effect was calculated using the treasury stock method. However, because the average market values of the Company's common stock during the period were less than the exercise price of all stock options outstanding, stock options result in no dilutive effect on earnings/loss per share at 30 September 2002 and 2003. As of 30 September 2002 the Company had issued 241,340 stock options that would result in a dilution effect. At the year end at 30 September 2003 the Company had not issued further stock options.

(u) Stock option plan

The Company posts its stock option plan in accordance with the "intrinsic value method" which is laid down in the regulations of the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and the respective interpretations. Pursuant to APB No. 25, remuneration expenses for stock options are calculated on the basis of the intrinsic value. This is calculated from the difference between the market value of the shares on the measurement day and the exercise price. The measurement day is the point in time at which the number of shares to which the beneficiary is entitled and the purchase price are known. SFAS No. 123 "Accounting for Stock-based Compensation" mandates disclosure of the compensation expenses for stock-based remuneration that would have been recorded under the "fair value method". Under this method, compensation expense is calculated based on the fair value of the award at the time the stock options are granted. This compensation expense is recognised over the period through to the earliest point in time at which they may be exercised. The Company has elected to apply the provisions of APB No. 25 and to follow the disclosure stipulations of SFAS No. 123 (see Note 19).

(v) Public subsidies

Subsidies for investments such as investment grants and tax-free investment premiums are disclosed as income (as a reduction in depreciation) over the useful life of the subsidised fixed assets. Unrecognised investment premiums are reported as deferred income on the balance sheet, whereas investment grants are subtracted from the acquisition or production costs of the related fixed assets.

Other subsidies, which are taxable, are disclosed under research and development expenses.

Public subsidies received in the financial years 2001/2002 and 2002/2003 are listed in Note 16.

(w) Recent pronouncements on accounting principles

In April 2002 the Financial Accounting Standards Board (FASB) issued SFAS No. 145 "Rescission of FASB Statements 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections". SFAS No. 145 requires that gains and losses from the early extinguishments of debts be disclosed as a component of income from continuing operations and not as extraordinary items as was hitherto required by SFAS No. 4, unless such gains and losses meet the criteria for classification as extraordinary items pursuant to APB No. 30. Furthermore, SFAS No. 145 amends SFAS No. 13 "Accounting for Leases" to require that certain lease modifications whose economic effects are similar to sale-and-leaseback transactions to be accounted for as such. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are effective for the financial years beginning after 15 May 2002. The provisions of SFAS No. 145 relating to the amendment of SFAS No. 13 are effective for transactions occurring subsequent to 15 May 2002. The application of this statement had no impact on the Company's financial statements.

SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", was issued by the FASB in July 2002 and stipulates that the recognition of expenses as a result of exit or disposal of activities is not permissible until the obligation is incurred. Furthermore, SFAS No. 146 rescinded the Emerging Issues Task Force ("EITF") Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". Certain settlements paid to employees, costs incurred by the premature termination of contracts, outlays in conjunction with the merger or closure of plants and expenses for the relocation of employees are covered by SFAS No. 146. The provisions of the new standard are to be applied prospectively to closure or disposal activities initiated after 31 December 2002; earlier application is possible. The initial application of SFAS No. 149 had no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation, Transition and Disclosure". SFAS No. 148 sets forth alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of these pro forma effects in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for financial years ended after 15 December 2002. The interim disclosure requirements of SFAS No. 148 are effective for all reporting periods beginning after 15 December 2002. The Company elected to continue to apply the provisions in APB No. 25, "Accounting for Stock Issued to Employees" and has complied with the interim and annual disclosure provisions of SFAS No. 148.

In April 2003 the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for used hedging activities under SFAS No. 133. In particular, it (1) clarifies the circumstances under which a financial contract with an initial net investment would meet the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform to the language used in the FASB interpretation (FIN 45) and (4) amends certain other existing statements.

SFAS No. 149 applies to contracts concluded or amended after 30 June 2003. The following exceptions apply, as well as exceptions for hedging activities after 30 June 2003.

The provisions of SFAS No. 149 relating to SFAS No. 133 implementation issues that were effective for fiscal quarters beginning prior to 15 June 2003 should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after 30 June 2003. SFAS No. 149 may not be applied retroactively. The initial application of SFAS No. 149 had no impact on the Company's financial statements.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 modifies accounting procedures for certain financial instruments that under previous regulations could be disclosed by an issuer as equity. The Statement requires that these instruments be classified in the accounts as liabilities.

SFAS No. 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

- Mandatorily redeemable shares, which the issuer is obligated to buy back in exchange for cash or other assets.

- Financial instruments other than outstanding shares that require or may require the issuer to buy back some of his equity shares in exchange for cash or other assets.

- Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.

SFAS No. 150 does not apply to features embedded in financial instruments that are not to be regarded overall as derivatives.

In addition, SFAS No. 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all shares of which must be redeemed.

SFAS No. 150 applies to financial instruments negotiated or modified after 31 May 2003, and is otherwise effective from the first reporting period beginning after 15 June 2003.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 elaborates on previously existing disclosure requirements for most guarantees, including guarantees of customer financing arrangements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements.

The provisions related to recognising a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after 31 December 2002.

The initial application of FIN 45 had no impact on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51", ("FIN 46"). FIN 46 changes the current practice of solely determining whether consolidation is appropriate based only on control, which is generally demonstrated through the ownership of a majority of voting interests in an entity. Under the new Interpretation, a reporting company must assess whether the entities with which it has business relationships are to be classified as Variable Interests Entities ("VIE") or Voting Interest Entities. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at the risk for the entity to finance its activities without additional subordinated financial support from other parties.

If an entity is a VIE, the reporting company is required to assess if it has a variable interest ("VI") in the VIE. VIs in a VIE are contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity's net asset value. Equity interests with or without voting rights are considered variable interests if the entity is a VIE.

FIN 46 explains how to identify VIEs and how an enterprise should assess its interest in a VIE.

If the reporting company has a VI in the VIE, it must assess whether it, or another VI holder, is the primary beneficiary of the VIE. FIN 46 requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the VIE's expected losses, receives a majority of its expected residual returns, or both.

This Interpretation applies immediately to VIEs created after 31 January 2003, and to VIEs in which an enterprise obtains an interest after that date. Otherwise FIN 46 is applicable on the last day of the first interim or annual period ending after 15 December 2003 - that is, 31 December 2003 for Carl Zeiss Meditec. This interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. It is expected that the initial application of FIN 46 will have no impact on the Company's financial statements.

(3) Business acquisitions and sales

Transactions in the financial year 2001/2002

Reverse acquisition

In 2002 Asclepion acquired the former Carl Zeiss Ophthalmic in a transaction accounted for a reverse acquisition. (see Note 1b, "Company formation")

Asclepion developed, produced and marketed medical laser systems for new medical applications, as well as for the optimisation and substitution of current medical applications. The merger with Carl Zeiss Ophthalmic resulted in the formation of a new complete solution provider for ophthalmic devices and systems.

Activities of the acquired company are reflected in the consolidated financial statements from 4 July 2002, the day of acquisition.

The following table shows the acquisition costs for the purchased company. The value of the common stock issued was estimated using the average market price for the 5-day period surrounding the measurement date (two days prior to two days after).

Number of shares	6,200,000
Average price of Asclepion-Meditec shares (in €)	10.19
Corporate value on measurement day (in € '000)	63,164
Incidental and direct acquisition costs (in € '000)	250
Total purchase price (in € '000)	63,414

A generally accepted method (income approach, cost approach or market approach) was used designed to provide the best approximation of fair value for each of the respective net assets acquired.

The so-called multi-period excess earnings method was used for the assessment of existing technology and in process research and development projects (also referred to as IPR&D). This model also took account of the required interest calculated on assets contributing to the generation of sales (contributory asset charges). In addition, an allowance was made for the anticipated life cycle of technology and in process research and development projects (IPR&D).

The capitalisation rates used corresponded to the required rate of return on the assets under consideration. These range from 4.5% for current assets to 35% for IPR&D.

The following table summarises the assigned fair value of the purchased assets at the time of acquisition.

€ '000		Useful life (years)	
Current assets			40,358
Property, plant and equipment			8,721
Fair value disclosure buildings	637	32.25	
Other long-term assets			17,517
Intangible assets (PPA*)			6,733
Customer base	2,270	5	
Patents	2,105	5	
Technology	1,586	5	
Trademarks / tradenames	485	5	
IPR&D	287		
Goodwill (PPA*)			11,472
Purchased assets			84,801
Current liabilities			15,784
Other long-term liabilities			5,603
Purchased assets net			63,414

** resulting from Purchase Price Allocation in accordance with SFAS No. 141*

The intangible assets identified within the scope of purchase price allocation are shown in the above table. All disclosed assets (except IPR&D) are depreciated over an average term of 5 calendar years. No substantial residual value exists for these assets.

On the date of acquisition, certain projects were classified as IPR&D. Such projects included those whose technical feasibility pursuant to regulations and guidelines of SFAS No. 141 were as yet uncertain and for which no alternative uses existed. Projects with a 25% to 85% percentage of completion were identified. To allow for the different risk classes, hurdle or discount rates of between 25% and 35% were applied to the projects classified as IPR&D. The projects have terms ranging from 6 months to 4 years until they are completed.

A total sum of € 287,000 was capitalised as IPR&D, and this amount was fully written off to the income statement on the date of acquisition. The charge is included as a component of research and development costs.

The acquisition resulted in goodwill valued at € 11.472 million. In accordance with SFAS No. 141 scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

A difference of opinion existed already in the previous year between the Management Board and the auditor with regard to assessment of the value of goodwill. This difference ensued from the choice of measurement date for the shares issued within the scope of the capital increase. The point in time is not clearly specified in the relevant US GAAP standard SFAS No. 141. This follows from the statements made by the FASB in the section **Determining the Cost of the Acquired Entity and Date of Acquisition** in the Appendix to SFAS No. 141 (Business Combinations).

In the opinion of the Management Board of Carl Zeiss Meditec the statements made in the appendix to SFAS No. 141 make it clear that at the time SFAS No. 141 was adopted in ***June 2001*** it was already obvious that the standard contained ***contradictory stipulations as far as the measurement date was concerned.*** The solution to this problem was, however, to be deferred to a later time in a separate project.

In interpreting these contradictory stipulations in SFAS No. 141 the Company's Management Board assumed that in consideration of the special characteristics of German commercial, company and stock corporation law the best possible choice of measurement date is the date on which a resolution on the merger is passed by the shareholders' meeting as a decision-making body. The auditor, on the other hand, took the view that on the basis of the consensus position advocated by EITF 99-12 (Level C GAAP), the day the ad hoc notice of the proposed merger is communicated represents the date around which the value of the equity consideration issued should be measured.

In the previous year these differing opinions with regard to the measurement dates finally resulted in goodwill on the acquisition date, according to the auditor's estimate, being disclosed at an amount which is higher by € 13.716 million than it should have been reported.

However, based on an impairment test carried out in the reporting year an adjustment to the amount of the goodwill which was originally capitalised would have resulted. A value adjustment of this kind would have been needed due to the loss situation of the foreign subsidiaries of Asclepion that for this reason were restructured or wound up in the past financial year 2002/2003.

The amount of adjustment based on the impairment test would have been equal to the original difference between the value of goodwill actually disclosed and the value that in the auditor's opinion should have been disclosed.

With respect to the transfer of the ophthalmic distribution activities of Asclepion-Meditec S.R.L., Milan, Italy to Carl Zeiss S.p.A., Arese, Italy with effect from 1 February 2003 , at book value within the scope of an asset deal, goodwill as shown in the consolidated balance-sheet decreases by € 1.099 million, which is the amount allocated to Asclepion-Meditec S.R.L.

Moreover, in the reporting year the deferred tax liabilities assumed for the purchase price allocation carried out in the previous year was determined to be too conservative. Based on new findings, in the reporting year the sum of € 3.744 million was written off with no effect on income, and this resulted in a further reduction in the amount of goodwill disclosed.

Based on these facts, the total goodwill shown in the consolidated financial statements for the year ended 30 September 2003 is correct. On this point, no difference of opinion exists between the Management Board and the auditor. Accordingly, for the 2003/2004 financial year the Management Board does not anticipate that any further qualification of the auditor's report concerning the disclosed goodwill will be necessary.

In conformance with EITF 95-3 the Company recognised restructuring expenses of € 1.027 million for personnel measures which had already been introduced before the balance sheet date (30 September 2002) and which were due to be completed in the following financial year. The provisions were liquidated in full in the financial year 2002/2003.

Under the assumption that the acquisition had already been completed as of 1 October 2001 the following pro forma figures would apply in the financial year 2001/2002:

(in € '000 excluding EPS)	**Pro forma cash flow statement for the financial year 2001/2002**	**Thereof discontinued operations (Aesthetic and Dental)**	**Pro forma statement for the financial year 2001/2002 net of discontinued operations**
Revenues	233,792	12,030	221,762
Operating income/loss	(6,553)	(6,454)	(99)
Net loss for the year	(13,784)	(6,776)	(7,008)
Earnings per share (EPS)	(0.53)	(0.26)	(0.27)

These pro forma figures are for informational purposes only and are not necessarily indicators of what the combined company's results of operations, cash flows or financial position would have been if the acquisition had ensued at an earlier date. Moreover, the figures do not necessarily reflect future trends or expectations for the combined entity.

Transactions in the financial year 2002/2003

Carl Zeiss Meditec Co., Ltd., Tokyo, Japan

On 1 November 2002 Carl Zeiss Meditec acquired a 51% holding in the Japanese Carl Zeiss Meditec Co., Ltd. This acquisition was accounted for as a reorganisation of entities under common control, as the controlling shareholder of Carl Zeiss Meditec was also the majority shareholder in Japanese Carl Zeiss Meditec Co., Ltd. Accordingly, the assets and liabilities acquired were carried over at book values.

The following is a summary of the assets acquired and liabilities assumed in the course of the acquisition:

€ '000	
Book value of the acquired assets	2,170
Assumed liabilities	1,637
	533
Payment for acquisition of holding (51%)	(272)
Minority interest	(261)
	-

The balance sheet includes a "Balancing item for holdings of other companies". These are equity holdings in the subsidiary Carl Zeiss Meditec Co., Ltd. that are attributable to third parties (Carl Zeiss Japan Co. Ltd.).

As the transaction was accounted for at historical cost, no goodwill arose.

Asclepion-Meditec S.R.L., Milan/Italy

With effect from 1 February 2003 the ophthalmic distribution activities (Vision) of Asclepion-Meditec S.R.L., Milan, Italy, a subsidiary of Carl Zeiss Meditec, was transferred to an affiliate, Carl Zeiss S.p.A. Arese, Italy, at book value as an asset deal. As a distributor for the Italian market, Carl Zeiss S.p.A., Arese, Italy, will continue to process and fulfil orders for the Vision division. The transaction resulted in a € 200,000 increase in the net working capital position of Carl Zeiss Meditec due to the assumption of Asclepion-Meditec S.R.L., Milan, Italy, by Carl Zeiss S.p.A., Arese, Italy.

Carl Zeiss Meditec Ltd. (previously Asclepion-Meditec Ltd.), Edinburgh, Scotland

The Group company Carl Zeiss Meditec Ltd., Edinburgh, Scotland, has likewise been restructured. With effect from 1 February 2003, the Vision Business Unit was transferred to the affiliated company Carl Zeiss Ltd. at Welwyn Garden City, UK. As a distributor for the UK market, Carl Zeiss Ltd. will continue to process and fulfil orders for the Vision division throughout UK. In addition, the Dental Business Unit of Carl Zeiss Meditec Ltd. was sold to Denfotex Ltd., Wynham, UK. This transaction resulted in a minor net loss on sale of € 16,000 as disclosed in the income statement under "General and administrative costs".

Asclepion-Meditec Inc., Coto de Caza, USA

The wholly-owned subsidiaries Asclepion-Meditec USA, and Carl Zeiss Meditec, Inc., Dublin, USA, were merged with effect from 1 January 2003. The merger process had no impact on the consolidated financial statements.

Discontinued Aesthetic and Dental operations

As of 1 May 2003 Carl Zeiss Meditec sold the dermatological and dental laser divisions that were not part of its core business to the Italian companies EL.EN S.P.A., Florence, and Quanta Systems S.P.A., Milan.

In conformance with the accounting rules set forth in SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" this disposal was identified as "Discontinued operations". The consolidated income statement was adjusted to take account of these operations. The gain from the sale of the business unit, as well as the results of the unit's operations, are shown at the bottom of the income statement ("Consolidated net income from discontinued operations"). The balance sheet and corresponding notes were retroactively restated for the purposes of comparison and in accordance with SFAS No. 144.

Sales and pre-tax profits of discontinued dermatological and dental operations in the financial year 2001/2002 and the past financial year 2002/2003 are as follows:

in € '000	**Financial year 2001/2002**	**Financial year 2002/2003**
Revenues	2,546	4,705
Result before taxes on income	(1,630)	(5,934)

The following table shows the main assets and liabilities of the discontinued operations as of 30 September 2002 and 30 September 2003:

in € '000	30 September 2002	30 September 2003
Inventories	4,112	-
Property, plant and equipment	524	-
Intangible fixed assets	88	-
Total	**4,724**	**-**

The total proceeds from the disposal of the discontinued operations are € 2.5 million. Of this figure, € 1.0 million was immediately shown as revenue. The remaining € 1.5 million is secured by a bank guarantee in favour of Carl Zeiss Meditec and is due on 31 December 2003.

(4) Business relationships to related parties

The Company separately reports liabilities to and receivables from affiliated companies. The designation "affiliated companies" comprises the Carl Zeiss Stiftung, Carl Zeiss Jena and their affiliated companies.

For the purposes of furnishing the Company with short-term funds and investing surplus liquidity, Carl Zeiss Meditec has been integrated into the group cash management system of Carl Zeiss Financial Services GmbH, Oberkochen (Treasury). Advances and loans paid within the scope of this business relationship were shown as a liabilities due to or receivables due from affiliated companies (Treasury). Interest was calculated on loans and receivables at a rate bound to the 1-month EURIBOR.

In addition to financial services the Company draws various services from the Carl Zeiss Group, in particular from Carl Zeiss Jena GmbH. Contractual arrangements exist by which Carl Zeiss Jena GmbH provided, for example, research and development services, personnel and administrative functions as well as logistics, marketing and computing activities.

The Company has a number of agreements with the companies of the Carl Zeiss Stiftung resulting in the following accounts payable and receivable, sales and expenses:

€ '000	30 September 2002	30 September 2003
Accounts receivable		
Treasury	8,164	12,089
Carl Zeiss Heidenheim/Oberkochen	110	531
Carl Zeiss Co., Ltd., Japan	1,788	403
Carl Zeiss Ltd., United Kingdom	588	-
Carl Zeiss S.p.A., Italy	-	2,779
Carl Zeiss Co., Ltd. South Korea	623	-
Carl Zeiss S.A.S., France	819	878
Carl Zeiss S.A., Spain	-	700
Carl Zeiss s.r.o., Czech Republic	608	-
Carl Zeiss de Mexico S.A. de C.V., Mexico	743	-
Other	3,405	3,071
Total	**16,848**	**20,451**

€ '000	30 September 2002	30 September 2003
Accounts payable		
Treasury	9,785	37
Carl Zeiss Heidenheim/Oberkochen	458	53
Carl Zeiss Jena	1,980	1,825
Carl Zeiss Pte. Ldt., Singapore	305	-
Carl Zeiss de Mexico S.A. de C.V., Mexico	399	384
Carl Zeiss Co., Ltd., Japan	-	2,489
Carl Zeiss Holding Co., Inc., USA	262	33
Other	412	1,098
Total	**13,601**	**5,919**

€ '000	Financial year 2001/2002	Financial year 2002/2003
Sales		
Carl Zeiss Heidenheim/Oberkochen	1,472	1,311
Carl Zeiss Ltd., United Kingdom	5,315	5,049
Carl Zeiss S.p.A., Italy	5,732	7,112
Carl Zeiss S.A., Spain	4,365	5,954
Carl Zeiss Co., Ltd., Japan	15,221	1,021
Carl Zeiss Far East Co. Ltd., Kowloon	-	3,863
Carl Zeiss S.A.S., France	-	4,690
Carl Zeiss Co., Ltd., South Korea	-	2,155
Carl Zeiss de Mexico S.A. de C.V., Mexico	-	2,155
Carl Zeiss Canada Ltd., Canada	-	3,200
Carl Zeiss GmbH, Wien, Austria	-	2,315
Carl Zeiss Pty. Ltd., Camperdown, Australia	-	1,694
Other	21,588	8,760
Total	**53,693**	**49,279**

The Company took delivery of goods (inventories) as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Costs of goods delivered		
Carl Zeiss Heidenheim/Oberkochen	272	1,157
Carl Zeiss Jena GmbH	3,673	10,646
Other	246	643
Total	**4,191**	**12,446**

The Company also purchased services as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Services		
Carl Zeiss Heidenheim/Oberkochen	1,043	1,557
Carl Zeiss Jena GmbH	10,567	7,699
Carl Zeiss Co., Ltd., Japan	-	13,955
Carl Zeiss Holding Co., Inc., USA	412	352
Other	315	976
Total	**12,337**	**24,539**

Purchased services include € 2.276 million in research and development costs commissioned with Carl Zeiss Group for the financial year 2002/2003 (previous year: € 918,000).

The Company purchases laser components and services, including certain administrative services, from JENOPTIK AG, Jena, or commissions JENOPTIK AG, Jena, to manufacture products as a supplier. These purchases amounted to some € 533,000 and € 3.857 million, respectively, in the financial years 2001/2002 and 2002/2003. € 277,000 thereof were shown as liabilities on 30 September 2003. In the financial year 2002/2003 sales of € 107,000 were generated through Jenoptik Leasing GmbH & Co. KG.

The Company is of the opinion that all contracts, agreements and other business transactions with associated third parties have been concluded on a legally independent basis.

(5) Trade accounts receivable

€ '000	30 September 2002	30 September 2003
Short-term accounts receivable	48,615	40,822
Non-current accounts receivable	4,104	765
Valuation adjustments	9,421	10,525
Trade accounts receivable	**43,298**	**31,062**

On 30 September 2002 and 2003 no single customer accounted for more than 10% of total accounts receivable.

Long-term accounts receivable are recorded on a discounted basis and accredited over the term of each receivable. The unamortised discount was € 471,000 as of 30 September 2002 and € 12,000 as of 30 September 2003.

(6) Other current assets

Other current assets is comprised as follows:

€ '000	30 September 2002	30 September 2003
Accounts receivable from R&D subsidies	352	495
Derivative financial instruments	488	436
Accounts receivable from Revenue Office	1,559	-
Accounts receivable from the sale of discontinued operations	-	1,811
Other accounts receivable	2,041	1,730
Other current assets	**4,440**	**4,472**

(7) Inventories

The inventories (net) comprise

€ '000	30 September 2002	30 September 2003
Raw materials and supplies	18,156	17,106
Work in progress	7,925	7,325
Finished goods	24,643	21,337
Payments on account	91	34
Total inventories, gross	**50,815**	**45,802**
Valuation adjustments	10,758	7,191
Total inventories, net	**40,057**	**38,611**

In the previous year inventories worth € 4.112 million were shown under current assets from discontinued operations.

(8) Property, plant and equipment

Property, plant, and equipment comprise:

€ '000	30 September 2002	30 September 2003
Land, buildings and leasehold improvements	30,763	27,223
Plant and machinery	11,812	8,269
Other fixtures and fittings, tools and equipment	12,653	11,665
Payments on account and tangible assets in course of construction	179	512
	55,407	**47,669**
Minus: accumulated depreciation and amortisation	22,006	21,669
Property, plant and equipment, net	**33,401**	**26,000**

Depreciation amounted to € 4.421 million and € 4.317 million respectively for the financial years 2001/2002 and 2002/2003.

The posted property, plant, and equipment include leased assets with a net book value of approximately € 15.412 million. These assets have a gross balance of € 22.060 million, accumulated depreciation at 30 September 2003 is € 6.648 million. Depreciation on leased assets is included in the depreciation expense.

(9) Other intangible assets

The item "Other intangible assets" comprises exclusively the following assets subject to scheduled depreciation:

€ '000	30 September 2002			30 September 2003		
	Acquisition/ production cost	Cumulative depreciation	Book value	Acquisition/ production cost	Cumulative depreciation	Book value
Customer base	2,270	114	2,156	2,270	567	1,703
Patents	2,105	105	2,000	2,105	526	1,579
Technology	1,586	79	1,507	1,586	397	1,189
Trademarks / tradenames	485	24	461	485	121	364
IP R&D	287	287	-	287	287	-
Software	444	31	413	444	200	244
Intangible fixed assets	7,177	640	6,537	7,177	2,098	5,079
Less discontinued operations	98	10	88	98	98	-
Intangible fixed assets	7,079	630	6,449	7,079	2,000	5,079

Depreciation and amortisation amounted to € 640,000 and € 1.458 million respectively for the financial years 2001/2002 and 2002/2003.

Estimated aggregate amortisation on other intangible assets for the next five years is as follows:

€ '000	
Year	
2003/2004	1,370
2004/2005	1,370
2005/2006	1,370
2006/2007	969
2007/2008	-

Besides the goodwill shown in the consolidated financial statements, Carl Zeiss Meditec has no intangible assets that are not subject to scheduled amortisation.

(10) Financial Assets

This item comprises:

€ '000	30 September 2002	30 September 2003
Notes receivable / loans	4,830	2,818
Investments	129	-
Valuation adjustments	(44)	-
Financial assets after deduction of valuation adjustments	**5,003**	**2,818**

(11) Provisions

The accrued expenses/provisions comprise the following:

€ '000	30 September 2002	30 September 2003
Provisions for outstanding invoices and services	6,123	4,985
Provisions for personnel expenses	9,533	9,446
Provisions for taxation	756	807
Provisions for warranty payments	3,537	3,856
Provisions for licenses	1,389	666
Provisions for commissions	1,489	291
Other	3,148	476
Total accrued expenses	**25,975**	**20,527**

As of 30 September 2002 and 2003 provisioins comprised € 684,000 and € 839,000 respectively in personnel costs and provisions for pension, as well as provisions in connection with the "401 (k) Plan".

Provisions for warranty payments

The following table shows the change in warranty provisions from 1 October 2002 to 30 September 2003:

€ '000	
Value at beginning of period, 1 October 2002	3,537
Addition	3,190
Reversal of excess reserves	(141)
Utilisation	(2,526)
Currency effects	(204)
Value at end of period, 30 September 2003	**3,856**

(12) Other current liabilities

Other current liabilities is comprised as follows:

€ '000	30 September 2002	30 September 2003
Accrued commissions	2,503	-
Liabilities from taxation	393	232
Liabilities from social security	470	388
Other liabilities	377	520
Other current liabilities	**3,743**	**1,140**

(13) Pension obligations

The following table shows the funded status and the contributions which the Company discloses in the balance sheet as provisions for pension:

€ '000	30 September 2002	30 September 2003
- Non-forfeitable payments	161	672
- Forfeitable payments	339	77
Accumulated benefit obligations	500	749
Projected benefit obligations	550	923
Unrealised net profit/(loss)	(73)	(279)
Provisions for pensions	**477**	**644**

Pension expenditure is as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Wages and salaries	60	94
Interest expenses for projected benefit obligations	25	33
Amortisation of actuarial profits/losses	-	1
Pension expenditure	**85**	**128**

The Company does not fund pension obligations from external sources.

The benefit obligation of 30 September 2003 has been discounted at a rate of 6%, consistent with the previous year. Future salary increases have been estimated at 2.5%. The annual pension increase was 1.5%. The pension calculation considers employee turnover. It was assumed that benefit payments would begin at age 65.

(14) Short-term debt

The short-term debt is comprised as follows:

€ '000	30 September 2002	30 September 2003
Interim financing	1,176	-
Other short-term debt	192	-
Current portion of long-term debt	179	187
Total short-term debt	**1,547**	**187**

Interim financing is subject to variable interest based on the 6-month EURIBOR.

The Company participates in the cash management system of the Carl Zeiss Group.

(15) Long-term debt

The long-term debt is comprised as follows:

€ '000	30 September 2002	30 September 2003
Annuity loan, repayable in quarterly instalments of € 123,719 including interest, term 18 years, interest rate of 6.24% fixed for 10 years	5,203	5,028
Borrowings under revolving lines of credit	3	-
Total long-term debt	**5,206**	**5,028**
Less current portion of long-term debt	179	187
Long-term debt, net of current portion	**5,027**	**4,841**

Interest rates for long-term borrowing under revolving lines of credit range from 1.75% to 3% above the UK base rate.

As of 30 September 2003 the Company's long-term liabilities have the following contractual maturities:

€ '000	Liabilities
2004	187
2005	198
2006	211
2007	225
2008	239
Thereafter	3,968
Total long-term liabilities	**5,028**

(16) Public subsidies

The Company received subsidies from various public bodies within the framework of state economic development programmes, including for the construction of manufacturing facilities, as well as research and development, advanced training programmes and interest subsidies. The grants reflected in the consolidated financial statements in hand for the years ending 30 September 2002 and 2003 are as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Research and development subsidies	983	1,790
Other subsidies	94	302
Total	**1,077**	**2,092**
Investment grants set off from acquisition costs for property, plant and equipment	**94**	**158**

(17) Financial instruments and risk provisioning

The market value of a financial instrument is taken as the amount which can be obtained under current market conditions between a party wishing to enter into contract and an independent contract partner.

The Company is of the opinion that the credit risk for these types of transaction is minimal.

The market values were calculated on the basis of market conditions as of the balance sheet date – interest rates, currency rates, commodity prices – by the evaluation methods described below. The market values of derivative instruments are calculated independently of and do not consider movements in the fair value of underlying transactions that are economically hedged by these instruments.

Financial assets and liabilities whose book values approximate market value include cash and cash equivalents, short-term financial assets, trade accounts receivable and payable and other short-term liabilities. The market value of financial instruments for which stock exchange quotations exist is deemed to be these quotations. Long-term investments are carried at their book value, as an estimate of the market value does not appear to be practicable and no stock exchange quotations exist.

The market value of debt or similar long-term liabilities is the present value of cash flows anticipated in the future. The discount rate is based on applicable interest rates (for comparable loans to borrowers with similar credit standing) as of the balance sheet date.

The market value of forward currency contracts is calculated on the basis of the average spot exchange rate as of the balance sheet date, adjusted for forward premiums and discounts for the respective residual term of the contract, as compared to the contracted forward exchange rate.

In the case of currency options, acknowledged models were used to determine the option price. In addition to the residual term, the market value of an option is also influenced by other factors, e.g. the current level and volatility of the underlying base lending or exchange rate.

As of 30 September 2003 the Company had currency forward contracts with a total nominal value of € 1.150 million (previous year: € 2.599 million).

The following table shows the book values and estimated market values of the financing instruments as of 30 September 2002 and 30 September 2003:

€ '000	30 September 2002		30 September 2003	
	Book value	Market value	Book value	Market value
Original financial instruments				
Assets				
Notes receivable / loans	4,874	4,874	2,818	2,818
Securities	-	-	-	-
Cash and cash equivalents	7,183	7,183	45,015	45,015
Treasury receivables	8,164	8,164	12,089	12,089
Liabilities				
Liabilities	5,206	5,206	5,028	5,028
Leasing commitments	31,887	31,887	25,105	26,107
Derivative financial instruments				
Assets				
Currency hedging contracts	488	488	436	436
Liabilities				
Currency hedging contracts	170	170	-	-

(18) Contingent liabilities and other financial obligations

Leases and rental agreements

The Company leases office space, land and equipment under leasing and rental agreements which are limited or which may not be cancelled during the basic term. Lease and rental expenses for the financial years 2001/2002 and 2002/2003 amounted to € 1.845 million and € 2.355 million respectively.

The future minimum rental and leasing payments on the basis of non-cancellable lease and rental agreements are:

€ '000	Leases and rental agreements
2003/2004	1,413
2004/2005	1,197
2005/2006	1,040
2006/2007	510
2007/2008	2
Total minimum payments	**4,162**

Sale-and-lease-back transactions

In the financial year 2001/2002, the Company entered into sale-and-lease-back transactions related to its excimer lasers. The lasers were sold to a leasing company for € 605,000. These lasers were leased back from the leasing company and sold to a group company in the financial year 2001/2002.

Additional sale-and-lease-back transactions from previous years were entered into by Asclepion prior its acquisition by the Company. These devices were leased by the subsidiary to final customers. These transactions also have a term of 1-3 years. Payments of € 811,000 were made in the financial year 2001/2002. The resulting leasing claims are listed below.

€ '000	**30 September 2002**
Leasing claims	1,594
Minus current portion	599
Long-term leasing claims	**995**

Since this sale-and-leaseback transaction was effected by Asclepion-Meditec S.R.L., Milan/Italy and the business of this company – as stated in Note 3 – was sold, the future lease payments resulting from these transactions are no longer incurred.

On 28 September 1999 the Company sold land, building and leasehold improvements in Dublin for approx. € 34.081 million and simultaneously entered into a long-term leasing agreement for this same property. This sale-and-lease-back arrangement is a financial lease in accordance with SFAS No. 98 whereby the land, buildings and leasehold improvements continue to be carried and depreciated on the lessee's books. The leasing agreement has a term of 20 years. Deferred unrealised profits from sale-and-lease-back transactions are realised over the period of the leasing contract.

The following table shows the leasing instalments to be paid each year for the building. In the financial years 2001/2002 and 2002/2003 € 2.904 million (US$ 2.613 million and € 251,000) and € 2.418 million ($ 2.613 million) were paid respectively:

€ '000	
Leasing commitments	Leasing payments
2004	2,235
2005	2,526
2006	2,526
2007	2,526
2008	2,526
From 2009	32,927
Total leasing liabilities	**45,266**
Minus interest	(20,161)
Net leasing liability	**25,105**
Minus current portion	(374)
Long-term net leasing liability	**24,731**

Guarantees

There are guarantees towards third parties amounting to € 494,000.

For the main part these are guarantees to banks for services to customers and suppliers.

No provision in compliance with FIN 45 was formed for these guarantees, since a payment obligation is not likely to occur.

Litigation

The Company has filed a suit for damages against I-Spire s.p.r.l., Brussels/Belgium and its sole proprietor. By way of an asset deal, I-Spire s.p.r.l. acquired partial assets and liabilities of the former Asclepion-Meditec marketing partner Icon Laser Eye Centers, Inc., of Toronto, Canada. The substance of the action by Carl Zeiss Meditec is a claim for damages for breach of contract, outstanding debts and the repayment of loans. The lawsuit relates to the overall balance sheet item "Other Loans" totalling € 2,818 million, although the sum involved is substantially in excess of this amount. The appropriate adjustments had already been made on "Other Loans" in the financial year 2001/2002. At the present time the responsibility of the Belgian courts for this case is being negotiated. In the opinion of Carl Zeiss Meditec there is at least one unequivocal obligation to pay outstanding debts ensuing from contracts between the former Asclepion-Meditec AG and Icon/I-Spire. However, should the Company's claim be dismissed, this would result in depreciation requirements to the full amount disclosed under "Other Loans".

In addition, legal proceedings initiated by De Ceunynck & Co. NV are still pending. This claim involves payment of damages for a prematurely cancelled agency agreement. The likelihood of this sum being awarded cannot be forecasted with any certainty, but the Company believes that any resulting obligation will not have material effect on the net worth, financial position and earnings of the Company.

(19) Stock option plan

With the resolution adopted by Asclepion's extraordinary general meeting on 10 March 2000 the Management Board was authorised, subject to the approval of the Supervisory Board, to issue 400,000 option rights. The following conditions were applicable to the issue and exercising of the rights:

- The Management Board and the employees of the Company are eligible to subscribe.

- The recipients must be employed by a member company of the Carl Zeiss Meditec Group at the time the rights are issued.

Of the 400,000 options approx. 300,000 are issued to existing employees (those employed on 5 June 2000). The remaining 100,000 options would be issued to persons who enter into the employment of the Carl Zeiss Meditec Group through to 1 October 2003. The purchase price for the existing employees is the issue price of € 29; in the case of options issued thereafter the purchase price will be the average of the Xetra closing prices on the five stock exchange trading days before and after the options are granted minus a discount of 30%. The initial options granted were exercisable in three tranches: up to one third of the options received may be exercised following the publication of the half-year report 2001/2002, up to two thirds following the publication of the half-year report 2002/2003, and all the options after the publication of the half-year report 2004/2005. Analogous regulations are applicable to the subsequent option grants. However, options may only be exercised if the reference price for Carl Zeiss Meditec shares for the first tranche has increased by at least 30% over the issue price (for subsequent option grants: the granting price). A 45% increase is required for the second tranche to become exercisable and a 60% increase is necessary for the third tranche to be vested. The reference price is the average of the Xetra closing prices on the five stock exchange trading days before and after the publication of the respective half-year report.

The following shows the Company's stock options as of 30 September 2002 and 2003.

	Financial year 2001/2002		**Financial year 2002/2003**	
	Number of options	Average exercise price in €	Number of options	Average exercise price in €
Outstanding options at the beginning of the financial year	286,600	27.71	241,360	26.91
Granted (Total)	20,660		-	-
Existing employees	2,060	29.00	-	-
New employees	18,600	12.90	-	-
Terminated (Total)	(65,900)		(132,660)	
Existing employees	(50,500)	29.00	(105,160)	29.00
New employees	(15,400)	18.33	(27,500)	13.31
Exercised	-	-	-	-
Outstanding options at the end of the financial year	**241.360**	**26.91**	**108,700**	**28.33**

The status of the stock options as of 30 September 2003 is as follows:

Status of stock options	
Issued	
Average fair value of the options granted in the course of the year (per option) in €	15.75
Exercisable	
Number of options	-
Average exercise price in €	-

The Company has not posted any remuneration expenses pursuant to APB No. 25 since during all periods presented, the intrinsic value of the awards was zero. This was due to the fact that the exercise hurdle on none of the options was not exceeded.

The average fair value of the options granted during the year (per option) is divided among the recipients as follows: (Figures for existing employees, new employees I and II relate to the options issued in the financial year 2000. New employees III–VI relate to the quarters of the 2001 financial year):

€ '000	Fair value per option
Existing employees	16.26
New employees I	25.00
New employees II	21.35
New employees III	16.26
New employees IV	9.79
New employees V	9.30
New employees VI	4.69

The entire fair value of options granted in the financial year within the framework of the stock option plan was € 178,000, using a Black/Scholes option price model with the following assumptions:

Black/Scholes option price model	
Expected volatility for stock options issued in FY 2000	69.70%
Expected volatility for stock options issued in FY 2001	99.30%
Expected dividend return	0%
Risk-free interest rate for stock options issued in FY 2000	4.83%
Risk-free interest rate for stock options issued in FY 2001	3.90%
Expected term	4 years

The fair value of the options granted in the financial year ending on 30 September 2003 was calculated on the assumption that approx. 30% of the granted options would lapse before the necessary vesting conditions would be achieved.

The risk-free interest rate was set in accordance with the current yield for German treasury bonds (Bundesanleihen) with a term of 3-5 years.

The volatility assumption was based upon a study of a peer group. This peer group comprises various companies on the US market. The companies concerned belong to the same industry as Carl Zeiss Meditec. The volatilities of the peer group in the past 4 years, which corresponds to the expected term of the options, and the volatility of the Company's own shares, have been included in the above volatility calculation at a weighting of 50 % each. The Company believes that the result approximates the expected future volatility over the assumed lives of the options.

Had the fair value method defined in SFAS No. 123 been employed in the calculation of the remuneration expenses, net income for the year and the earnings per share would have been as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Consolidated net income as posted	3,381	6,558
Stock options expenses (after tax) according to SFAS No. 123	(65)	(110)
Pro forma consolidated net income	3,316	6,448
Earnings per share (in €):		
as posted	0.16	0.25
pro forma	0.16	0.25
Earnings per share allowing for the dilution effect (in euro):		
as posted	0.16	0.25
pro forma	0.16	0.25

(20) Equity capital

Reverse acquisition in the financial year 2001/2002

As of 30 September 2001 the share capital of Carl Zeiss Ophthalmic amounted to € 3.0 million subdivided into 3,000,000 shares, each representing a pro rata amount of € 1.00 of the share capital. Asclepion reported of share capital totalling € 6.2 million, subdivided into 6,200,000 shares, each representing a pro rata amount of € 1.00 of the share capital. According to the exchange ratio fixed by the management boards of Asclepion and Carl Zeiss Ophthalmic on the basis of the independent assessor's evaluation, Asclepion granted Carl Zeiss Ophthalmic shareholders a total of 19,633,300 new Asclepion shares.

The legal take-over of Carl Zeiss Ophthalmic by Asclepion is presented in the capital consolidation as a "reverse acquisition" whereby, in a deviation from the legal structure of the transaction, the transferor entity is regarded as the commercial purchaser. This is because the shareholders of the transferor entity will receive the majority of the voting rights in the merged company following the merger. As a result, the differences between the reported and fair values of net assets of the former Asclepion are recognised and become a part of the consolidated equity of Carl Zeiss Meditec. The resulting consolidated equity of Carl Zeiss Meditec is then to be divided as follows as a reverse acquisition:

Subscribed capital:	Subscribed capital of Asclepion, recorded in the commercial register (after merger);
Retained earnings:	Retained earnings of Carl Zeiss Ophthalmic according to US GAAP as of the merger date.
Additional paid-in capital:	Remaining shareholders' equity;

The equity of the transferor company (Carl Zeiss Ophthalmic) is shown as equity of the combined/merged company (Carl Zeiss Meditec). The share capital of the transferor company (Carl Zeiss Ophthalmic) was adjusted by the nominal amount of the transferor's outstanding shares for legal purposes (Asclepion), considering the shares issued within the scope of the acquisition.

The difference between the share capital of the transferor company (Carl Zeiss Ophthalmic) and the transferor's share capital for legal purposes (Asclepion) (shown as the share capital of the merged company Carl Zeiss Meditec) is recorded as an adjustment to additional paid-in capital of the merged company (Carl Zeiss Meditec).

For periods prior to the merger the equity of the merged company (Carl Zeiss Meditec) is the historic equity of the transferor company (Carl Zeiss Ophthalmic) prior to the merger; such share capital is adjusted, however, by the number of shares received in the business combination. The retained earnings of the transferor company (Carl Zeiss Ophthalmic) were carried forward subsequent to the acquisition. Earnings per share (EPS) for periods prior to the business combination were restated to reflect the number of equivalent shares received by the acquiring enterprise.

Consequently, in the 2001 financial year the retroactively adjusted share capital belonging to Carl Zeiss Ophthalmic totals € 19.633 million. On the effective date of acquisition the total share capital was increased to € 25.833 million by the addition of the capital of Asclepion-Meditec AG (€ 6.200 million). As a result of the reverse acquisition the additional paid-in capital increased by € 57.214 million.

A further change in the additional paid-in capital resulted from a capital contribution by Carl Zeiss Jena. The latter acquired all holdings in the "shell company" ABWIRT Erste Verwaltungsgesellschaft mbH under the sales and takeover agreement of 14 December 2001. The capital stock of ABWIRT at the time of acquisition amounted to € 25,000 and in the course of conversion and name change to Carl Zeiss Ophthalmic this was increased by € 25,000 plus a premium of 10%. The integration of the shell company was disclosed as a shareholder's contribution of € 52,000.

No separate tax declaration was prepared for Carl Zeiss Ophthalmic for the financial year ending 30 September 2001 since at that time the latter was a division of Carl Zeiss Jena and thus an integral part of Carl Zeiss, Heidenheim/Oberkochen for turnover, trade and corporation tax purposes. Intergroup reallocations were made to Carl Zeiss Jena for corporation and trade tax. In addition, other expenses were passed to Carl Zeiss Jena as intergroup reallocations. The other expenses and tax on earnings paid during this period by Carl Zeiss was recorded as fictitious capital contribution in the statement of shareholders' equity.

Treasury stock in the financial year 2002/2003

With resolution of the annual meeting of shareholders on 12 March 2003, Carl Zeiss Meditec was authorised to acquire own shares up to a value corresponding to 10% of the share capital of € 25.833 million until 11 September 2004.

As of 30 September 2003 a total of 14,252 shares had been purchased at an average price of € 7.58 per share and reported as "Treasury stock" under shareholders' equity.

Cash capital increase in the financial year 2002/2003

On 18 September 2003 Carl Zeiss Meditec effected a capital increase against cash contributions, taking advantage of the authorised capital. A total of 2,583,329 new no-par value bearer shares were tendered by public offering in Germany and international private placement at a subscription price of € 9.70 per share. After issue expenses (after tax) of € 430,000 had been subtracted from the gross earnings of € 25.058 million, the net cash inflow to Carl Zeiss Meditec from the capital increase amounted to € 24.628 million.

The cash capital increase was recorded in the commercial register at the domicile of Carl Zeiss Meditec on 25 September 2003.

The share capital of Carl Zeiss Ophthalmic had thus increased by € 2.584 million from € 25.833 million to € 28.417 million. The capital reserve increased accordingly by € 22.044 million to € 89.433 million.

By resolution of the listing committee of the Frankfurt securities exchange dated 25 September 2003 the new shares were admitted to the regulated market and to a subsection of the regulated market subject to additional admission criteria (Prime Standard) and was included in stock exchange dealings on the regulated market on 29 September 2003.

Other comprehensive loss not affecting net income

The following table shows the movement of the components of other comprehensive loss:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Difference arising from currency conversion		
Change in unrealised gains / losses	(2,423)	(5,007)
Change in other comprehensive loss	**(2,423)**	**(5,007)**

Under the German Stock Corporation Act, the amount of dividends available for distribution to the shareholders is dependent upon the equity of the Company as reported in its financial statements drawn up on a stand-alone basis in accordance with the German Commercial Code. Dividends may only be declared and paid from the retained earnings (after transfer to statutory reserves) as posted in the Company's annual German statutory financial statements. Such amounts differ from the total retained earnings as shown in the accompanying financial statements prepared in accordance with US GAAP. As of 30 September 2003, the Company's German statutory financial statements posted an accumulated deficit of € -158,000.

(21) Shares of outside shareholders

The shares of outside shareholders relate to the equity share held by Carl Zeiss Meditec Co., Ltd., Japan. The Group purchased 51% of the shares at their book value. Due to Carl Zeiss Co., Ltd.'s entitlement to preferred shares, for at least the three financial years following the acquisition date Carl Zeiss Co. Ltd. will receive 66% of the future dividend payments. The preferred shares were conveyed as compensation for advance services performed by Carl Zeiss Co., Ltd. in the field of marketing, establishment of a service structure and support for the approval procedures of Carl Zeiss Meditec products.

(22) Taxes on income and earnings

Income (loss) before income taxes is attributable to the following geographic regions:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Germany	649	(3,123)
Abroad	4,626	19,837
	5,275	**16,714**

Taxes on income and earnings are as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Current taxes:		
Germany	74	284
Abroad	(2,850)	9,401
	(2,776)	**9,685**
Deferred taxes		
Germany	26	(1,207)
Abroad	856	(1,202)
	882	**(2,409)**
	(1,894)	**7,276**

Since 1 January 2001 a uniform tax rate has been applied for taxing the income of joint stock corporations under German corporate tax law (Körperschaftsteuergesetz). In accordance with the tax law applicable in the 2002 financial year, the Company's income was subject to a corporate tax rate of 25% plus a solidarity surcharge of 5.5%. The total tax rate including solidarity surcharge amounts to 26.4%. The law stipulating a one-time increase in corporation tax to 26.5% for the calendar year 2003 was announced in September 2002. The majority of German companies are liable to two types of income tax: trade earnings tax and corporation tax. The trade earnings tax of the Company in Jena amounted to 15.97 % for each of the financial years ending on 30 September 2001 and 2002. Trade taxes are deductible for the purpose of computing corporate income taxes. Together with trade tax of 15.97% the Company's tax burden in the financial year 2001/2002 totalled 38.13%, in the financial year 2002/2003 39.46%.

The expected income tax benefit (expense), based on income (loss) before income taxes of € 5.275 million and € 16.714 million and statutory rates of 38.13% in the financial year 2001/2002 and 39.46% in the financial year 2002/2003 to actual income tax expense is as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Expected tax expense at statutory rate	2,012	6,595
Increase in deferred tax assets valuation adjustment	263	566
Non-deductible expenses	69	69
Tax-exempt earnings	(398)	(938)
Effect of change in statutory tax rate	-	-
Foreign tax rate differential	141	759
Other	(193)	225
Taxes on income	**1,894**	**7,276**
Thereof from continuing operations	2,251	9,014
Thereof from discontinued operations	(357)	(1,738)
Effective taxation ratio	35.92%	43.53%

Deferred tax assets and liabilities are made up of the following:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Loss carryforward	8,547	9,126
Fixed assets	5,177	4,471
Accounts receivable	965	1,077
Provisions	1,638	2,110
Inventories	4,286	4,340
Deferred income	641	-
Other current assets	282	220
Other long-term assets	16	70
Notes receivable / loans	2,278	2,097
Liabilities	253	406
Deferred tax assets	**24,083**	**23,917**
Valuation adjustments	2,366	2,588
Deferred tax assets (net)	**21,717**	**21,329**
Fixed assets	305	295
Intangible assets	2,487	1,937
Loans to affiliated companies	2,485	-
Accounts receivable due from affiliated companies	1,259	-
Inventories	146	-
Other assets	346	10
Liabilities	255	82
Deferred tax liabilities	**7,283**	**2,324**
Deferred tax assets (net)	**14,434**	**19,005**

Deferred tax assets and liabilities were disclosed in the consolidated balance sheet as of 30 September 2002 and 2003 as follows:

€ '000	30 September 2002	30 September 2003
Deferred tax assets, short term	6,960	7,958
Deferred tax assets, long term	7,878	11,281
Deferred tax liabilities, short term	8	8
Deferred tax liabilities, long term	396	226
	14,434	**19,005**

The consolidated financial statements of the Company in the financial year 2001/2002 carried a valuation discount of € 2.588 million for deferred taxes. This valuation allowance reduced the deferred tax asset to a net amount which the Company believed more likely than not that it would realise, based on the Company's estimate of future earnings and the expected timing of temporary difference reversals. As of 30 September 2003 the Company had a tax credit of € 9.162 million from loss carryforwards, of which about € 915,000 can be carried forward to 2020, € 444,000 to 2021 and € 7.803 million treated as unlimited carryforwards. This credit relates to the United Kingdom, USA and Germany taxing jurisdictions.

(23) Segment information

Up until the financial year 2002/2003 the Company operated as a single-segment enterprise. During the financial year 2002/2003 the reporting segments were reorganised on the basis of the geographical regions Germany, USA and Japan. Each segment offers the same type of products and services. The segment information for the previous year was adjusted to correspond to the new reporting and presentation structure for the reporting year, thus enabling direct comparison.

€ '000	**Germany**	**USA**	**Rest of Europe**	**Eliminations**	**Consolidated**
Sales revenues	83,703	149,642	1,035	(32,364)	202,016
Cost of goods sold	(59,348)	(102,868)	(869)	31,405	(131,680)
Selling and marketing expenses	(10,061)	(21,496)	(270)	71	(31,756)
General and administrative expenses	(3,552)	(4,670)	(9)	19	(8,212)
Research and development expenses	(8,024)	(12,835)	-	43	(20,816)
Other expenses	(67)	84	-	(38)	(21)
Foreign currency exchange gains / losses	421	49	-	15	485
Operating income / loss	3,072	7,906	(113)	(849)	10,016
Long-term assets	16,742	23,317	2,815	(3,946)	38,928
Depreciation	1,324	3,845	226	(98)	5,297
Interest expenses	632	3,015	95	(129)	3,613
Capital expenditure	2,234	1,477	435	(446)	3,700
Balance sheet total	224,773	86,928	9,524	(127,592)	193,633

€ '000	Germany	USA	Japan	Rest of Europe	Eliminations	Consolidated
Sales revenues	96,686	148,456	31,851	717	(41,996)	235.714
Cost of goods sold	(60,602)	(95,131)	(16,114)	(707)	39,370	(133.184)
Selling and marketing expenses	(14,596)	(22,009)	(5,644)	(609)	272	(42.586)
General and administrative expenses	(5,235)	(3,260)	(2,531)	(116)	30	(11.112)
Research and development expenses	(10,894)	(13,443)	-	(4)	466	(23.875)
Other expenses	253	630	-	795	(1,159)	519
Foreign currency exchange gains / losses	(601)	(43)	113	(1)	(221)	(753)
Operating income / loss	5,011	15,200	7,675	75	(3,238)	(24.723)
Long-term assets	14,071	18,063	222	-	(3,538)	28.818
Depreciation	2,673	2,927	55	19	(24)	5.650
Interest expenses	507	2,051	47	84	(127)	2.562
Capital expenditure	899	1,744	277	-	(130)	2.790
Balance sheet total	232,678	84,145	14,346	532	(125,856)	205.845

Sales revenue is allocated according to the geographic region of the subsidiary that generates the revenue. Long-term assets comprise long-term tangible assets and loans, but not goodwill, intangible assets, long-term accounts receivable or deferred tax assets.

Inter-segmental sales and revenue are largely calculated at the same prices as negotiated with outsiders to the Group.

Capital expenditure relates to the purchase of property, plant and equipment.

Geographic information

Sales revenues are attributed to geographical regions based on the location of the customer:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Germany	16,618	16,393
Europe, not including Germany	34,582	40,051
Americas	119,114	123,490
Asia / Pacific region*	31,702	55,780
	202,016	**235,714**

* *including Africa*

Information on major customers

In the financial years 2001/2002 and 2002/2003 no single customer accounted for more than 10% of total sales.

(24) Transactions subject to reporting requirements during the period

The following is a summary of securities transactions carried out by members of the Management and Supervisory Boards in the financial year 2002/2003 that were subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG).

Name	Function	Date	Purchase / sale	Number of shares	Price (in €)
Bernd Hirsch	Member of the Management Board, CFO	20.02.2003	Purchase	500	7.28
Ulrich Krauss	President and CEO	26.02.2003	Purchase	500	7.03
Dr. Manfred Fritsch	Member of the Supervisory Board	04.03.2003	Purchase	450	7.85
Alexander von Witzleben	Deputy Chairman of the Supervisory Board	04.03.2003	Purchase	594	7.80
Jürgen Dömel	Member of the Supervisory Board	05.03.2003	Purchase	291	7.79
Dr Franz-Ferdinand von Falkenhausen	Member of the Supervisory Board	05.03.2003	Purchase	450	7.85
Franz-Jörg Stündel	Member of the Supervisory Board	05.03.2003	Purchase	284	7.85
Dr Michael Kaschke	Chairman of the Supervisory Board	06.03.2003	Purchase	750	7.85
Franz-Jörg Stündel	Member of the Supervisory Board	26.09.2003	Sale	190	10.70

Special comments and compulsory disclosures to Art. 292a HGB

Divergent accounting, valuation and consolidation methods

The consolidated financial statements of Carl Zeiss Meditec were prepared in accordance with Art. 292a HGB and considering the exemption for HGB consolidated financial statements in compliance with the valid American accounting principles, US GAAP, as of the balance-sheet date.

In conformity with the interpretation of the German Accounting Standards Committee (DRSC) in DRS 1 the consolidated reporting of the parent company complies with Directive 83/349/EEC.

The applied accounting, valuation and consolidation methods in accordance with US GAAP essentially differ in the following respects:

Balance sheet layout

The balance sheet and the income statement for the German annual financial statements was laid out in accordance with Art. 266, 275 HGB. SEC/ US GAAP prescribes a different layout: The balance sheet items are ordered in accordance with their realisability – beginning with the most liquid items. Furthermore, short-term components of the long-term assets and liabilities are posted separately. Treasury stock was not shown as an asset, but openly deducted on the liabilities side under Shareholders' equity.

Self-constructed software

According to HGB self-constructed software must not be posted on the balance sheet, but the resulting costs are to be recorded immediately as expenses.

Under US GAAP expenses for software developments may be capitalised in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed" and depreciated over the probable service life. Once technological feasibility has been proven, the development costs for software (attributable material and labour costs and overheads) for sale to third parties from the time of technical feasibility to market maturity are to be capitalised.

Business combinations

According to German accounting rules, business combinations must be taken into consideration as of their effective date. A choice may be made between the book value method and the fair value (Art. 301 HGB). By the book value method capital is carried at an amount equal to the book value of the assets to be included in the consolidated financial statements. Hidden reserves may only be recorded to the amount of the differential between the book value of participations and the calculated equity capital. By the revaluation method hidden reserves are reflected independently of the proportional holding.

According to US GAAP the date the merger was recorded in the commercial register is the date on which the acquisition is recorded. The fair value of the assets and liabilities apportionable to the legal transferee at the time of acquisition must be recorded.

Goodwill

Starting 1 October 2002 the Company has adjusted its financial records to conform to SFAS No. 142, "Goodwill and Intangible Assets" which prohibits the recognition of scheduled depreciation on goodwill. According to this regulation the current value of goodwill is periodically assessed for impairment and impairment write-offs are recorded as necessary. HGB stipulates that goodwill be amortised over the anticipated useful life.

Uncompleted development projects at acquisitions

In conformity with HGB, expenses for uncompleted development projects at acquired subsidiaries are not recognised separately, but as a constituent part of goodwill. According to US GAAP, these costs are identified separately at the date of acquisition and disclosed as expenses.

Leasing

According to US accounting standards there is a fundamental difference between "capital lease" and "operating lease". In the case of a capital lease, the lessee is the economic owner and capitalises the leased property. In the case of an operating lease, the leased property is attributed to the lessor and the lessee makes periodic rental payment to use the property.

There are special regulations for posting sale-and-lease-back agreements. The profit from the sale of the equipment is deferred and expensed pro rata temporis over the term of the agreement.

Unrealised profit / loss within the framework of valuation on the effective date

Under HGB only unrealised losses are reported in the income statement (imparity principle). US GAAP, on the other hand, also takes into account any unrealised profit.

Accounts receivable and liabilities denominated in foreign currencies and which are not hedged are valued under German accounting legislation at cost price or the lower exchange rate on the balance sheet date. Under American accounting standards (SFAS No. 52) all foreign currency accounts receivable and liabilities are translated at the exchange rate on the reporting date and unrealised exchange rate gains and losses reflected in the operating results.

The valuation of derivative financial instruments pursuant to HGB takes into account the principles of cost price, realisation and imparity.

Under US GAAP financial instruments are stated at their market value. Any resulting unrealised profit or loss is reflected in the results.

Deferred taxes

Pursuant to HGB, deferred taxes are calculated for all different timing differences between the recognition of income for tax purposes and for the consolidated income statement (timing concept). No deferred taxes are shown for losses carried forward. However, DRS 10, Deferred taxes in consolidated financial statements, requires that losses carried forward for financial years beginning after 31 December 2002 be disclosed if the tax advantage can be realised with a reasonable degree of certainty.

Pursuant to SFAS No. 109, however, deferred taxes must be calculated for all temporary differences between the tax bases of assets and liabilities and the respective amounts reported in the consolidated balance sheet (temporary concept). Deferred taxes on loss carryforwards are to be recognised. In this respect the future rate of taxation is also applied if the rate has been enacted.

Provisions for pensions

Pursuant to both HGB and US GAAP provisions must be made for pension obligations. The value to be recorded under US GAAP is to be based on anticipated discounted future payments. Pursuant to HGB, various insurance mathematical methods may be used. According to US GAAP the projected unit credit method must be applied (SFAS No. 87). Pursuant to SFAS No. 87, in the case of schemes financed by means of funds, certain qualified assets must be offset against the total obligation or capitalised.

Employee participation programme

In accordance with US GAAP there are two alternatives for the valuation of option awards granted to employees. Under APB No. 25 the intrinsic value of the award, as determined on the measurement date, is recorded as an expense over the vesting period of the option award. Alternatively, SFAS No. 123 may be applied. Under this method, the fair value of the options is determined with the aid of a statistical method (Black/Scholes option price model) and expensed over the period through which the employee provides all service to vest in the awards. The Company applies APB No. 25 in the consolidated financial statements. The result using SFAS No. 123 is disclosed in the notes as a pro forma figure.

According to HGB there are no expenses for stock option plans from contingent capital.

Outside interests in shareholders' equity

Pursuant to HGB, shares held by outside investors are disclosed according to the entity theory of consolidation as a component part of shareholders' equity and the net result for the year. In accordance with US accounting rules, shares held by outside investors are according to the parent company theory not shown as a component part of shareholders' equity, but as a separate balance sheet item after shareholders' equity and the share of profits apportioned to the minorities disclosed as an expense or, in the case of a deficit, as income in the income statement.

Other mandatory disclosures pursuant to Art. 292 Commercial Code (HGB)

Details on executive bodies of the parent company

Management Board

The following persons were appointed to the Management Board in the financial year 2002/2003 and their names recorded in the commercial register:

Ulrich Krauss, Dipl.-Kaufmann (MBA), Weimar
President and CEO, responsible for Sales, Marketing, Service, HR, IT, Refractive Surgery and Business Development

Bernd Hirsch, Dipl.-Kaufmann (MBA), Weimar
Member of the Management Board, responsible for Finances, Investor Relations and Legal Affairs

Dr rer.nat. Walter-Gerhard Wrobel, Physicist, Jena,
Member of the Management Board, responsible for Logistics and Production, Research and Development, Quality and Product Management

The active members of the Management Board received a total remuneration of € 571,000 for the financial year 2002/2003.

No advances or loans have been granted to members of the executive bodies. The Company has not entered into any contingent liabilities in favour of members of the Management Board/Supervisory Board.

Supervisory Board

The Supervisory Board of Carl Zeiss Meditec AG in the financial year 2002/2003 consisted of the following members:

Dr Michael Kaschke, Oberkochen, Member of the Managing Board of the Stiftungsunternehmen Carl Zeiss, Oberkochen
Chairman of the Supervisory Board,
Other mandates:
Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen, Germany
Chairman of the Board of Carl Zeiss Meditec Inc., Dublin, USA,
Chairman of the Board of Carl Zeiss Optical, Inc., Chester, USA,
Chairman of the Board of Carl Zeiss Australia Ltd., Camperdown, Australia
Chairman of the Board of Carl Zeiss Co. Ltd., Tokyo, Japan,
Chairman of the Board of Carl Zeiss Surgical, Inc., Thornwood, USA,
Chairman of SPECTARIS, the German Industrial Association for Optical, Medical and Mechatronical Technologies, Cologne.

Alexander von Witzleben, Weimar, Chairman of the Management Board of Jenoptik AG, Jena.
Deputy Chairman of the Supervisory Board.
Other mandates:
Chairman of the Supervisory Board of Analytik Jena AG, Jena,
Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart,
Chairman of the Supervisory Board of JENOPTIK Photonics AG, Jena,
Chairman of the Supervisory Board of DEWB AG, Jena,
Member of the Supervisory Board of KRONE GmbH, Berlin.

Dr Franz-Ferdinand von Falkenhausen, Jena, Management Spokesman of Carl Zeiss Jena GmbH, Jena,
Member of the Supervisory Board.
Other mandates:
Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen, Germany
Member of the Supervisory Board of FC Carl Zeiss Jena, Jena
President of the IHK (Chamber of Commerce) East Thuringia, Gera
Chairman of the Board of Trustees of the Fraunhofer Institute (IOF), Jena,
Member of the Board of Trustees of Innovent Jena e.V., Jena,
Chairman of the Advisory Board of the Thüringer Aufbaubank, Erfurt,
Member of the Advisory Board of ZSP Geodätische System GmbH, Jena (Trimble Group)
Member of the Advisory Board of AJZ Engineering GmbH, Jena.

Dr Manfred Fritsch, Kleinpürschütz/Jena, member of the management of Carl Zeiss Jena GmbH, Jena,
Member of the Supervisory Board.
Other mandates:
Member of the Supervisory Board of MAZet Mikroelektronik Anwendungszentrum Thüringen, Erfurt, Germany
Member of the Supervisory Board of Messe AG, Erfurt.

Franz-Jörg Stündel, Jena, Service Engineer at Carl Zeiss Meditec AG, Jena,
Member of the Supervisory Board on behalf of the employees,
no other mandates.

Jürgen Dömel, Jena, Chairman of the Works Council at Carl Zeiss Jena GmbH, Jena,
Member of the Supervisory Board on behalf of the employees,
Other mandate:
Member of the Supervisory Board of Carl Zeiss Jena GmbH, Jena.

The active members of the Supervisory Board received a total remuneration of € 100,000 for the financial year 2002/2003. The amount of fixed and variable remuneration of individual members of the Supervisory Board is calculated in compliance with the Company's articles of association.

Personnel expenses

Personnel expenses for the financial years 2001/2002 and 2002/2003 were as follows:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Wages and salaries	50,252	55,586
Social security expenses	5,276	5,909
	55,528	**61,495**

The expenses for employee pensions amounted to € 1.253 million and € 1.395 million in the financial years 2001/2002 and 2002/2003 respectively.

As of the cut-off date 30 September 2003 the number of staff was 752 (previous year: 869) plus 24 trainees (previous year: 26). The annual average of Company employees was 798 (previous year: 871).

Cost of materials

The cost of materials for the financial years 2001/2002 and 2002/2003 comprised the following:

€ '000	Financial year 2001/2002	Financial year 2002/2003
Raw materials and supplies	90,815	107,984
Purchased services	14,536	17,974
	105,351	**125,958**

Details of shareholdings (fully consolidated companies)

Name and domicile of the company	Currency	Share of voting capital (%)	Shareholders' equity as of 30 September 2003 translated at the market rate on the balance sheet date	thereof profit/loss for financial year 2002/2003 at average annual rate
Carl Zeiss Meditec, Inc.,	US$ '000	100	38,218	9,394
Dublin, USA	€ '000		32,695	8,694
Asclepion-Meditec S.R.L.,				
Milan, Italy	€ '000	100	(1,147)	(1,099)
Carl Zeiss Meditec, Ltd.,	£ '000		(2,318)	(448)
Edinburgh, Scotland	€ '000	100	(3,321)	(663)
AM Asset Management				
Verwaltungsgesellschaft mbH, Jena, Germany	€ '000	100	698	3
Carl Zeiss Meditec Co., Ltd.	¥ '000	51	625,892	559,370
Tokyo, Japan	€ '000		4,882	4,363

German Corporate Governance Code / Declaration according to Art. 161 (Stock Corporation Act)

The declaration of compliance according to Art. 161 *AktG* (German Stock Corporation Act) was released by the Management and Supervisory Boards and was made available to all shareholders.

Jena, 21 November 2003
Carl Zeiss Meditec AG

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Dr. Walter-Gerhard Wrobel
Member of the Management Board

Audit opinion

We have audited the consolidated financial statements, comprising the balance sheet, income statement and the statement of changes in shareholders' equity and cash flows as well as the notes to the financial statements, prepared by Carl Zeiss Meditec AG, for the financial year from 1 October 2002 to 30 September 2003. The preparation and the content of the consolidated financial statements are the responsibility of the Company's Management Board. Our responsibility is to express an opinion whether the consolidated financial statements are in accordance with United States Generally Accepted Accounting Principles (US GAAP).

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and generally accepted standards for the audit of financial statements promulgated by Institut der Wirtschaftsprüfer (IDW, German Institute of Auditors). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made made by the management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

With the exception of the following qualification our audit did not lead to any objections: As described in section (3) of the notes to the consolidated financial statement of the Company there is a difference of opinion between the auditor and the Management Board of the Company with regard to the measurement date for the accounting of the merger of Carl Zeiss Ophthalmic Systems AG with Asclepion-Meditec AG. This would have resulted in an increase of € 13.7 million in the corporate value of Asclepion-Meditec AG and thus in a higher goodwill to the same amount. On the basis of an assessment of the current value of goodwill in the financial year 2002/2003, however, there should have been a value adjustment to the amount of this unrecorded goodwill. Based on these facts, the goodwill shown in the consolidated financial statements for the year ended 30 September 2003 is correct. The respective value adjustment could not be shown in the income statement for the financial year 2002/2003 due to lack of original capitalisation of goodwill in connection with the previous year's merger.

Considering this qualification, in our opinion, the consolidated financial statements provide a suitable understanding of the net assets, financial position and results of operations as well as cash flows of the Group for the financial year in compliance with United States Generally Accepted Accounting Principles.

Our audit, which also extends to the consolidated management report prepared by the Management Board for the financial year from 1 October to 30 September 2003, did not lead to any reservations. The consolidated management report provides a suitable understanding of the Company's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the consolidated management report for the financial year from 1 October 2002 to 30 September 2003 satisfy the condiditions required for Company's exemption from its obligation to prepare consolidated financial statements and the group management report in accordance with German law.

Stuttgart, 26 November 2003

Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH
Wirtschaftsprüfungsgesellschaft (Chartered Accountants)
Steuerberatungsgesellschaft

Schupeck	Barth
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)